As filed with the Securities and Exchange Commission on January [ ], 2023
Registration No. 333-268424

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1
to
Form S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

MorningStar Partners, L.P.*
(Exact name of registrant as specified in its charter)

Delaware	**1311**	**32-0368858**
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

400 West 7th Street
Fort Worth, Texas 76102
(817) 334-7800
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Brent W. Clum
President of Business Operations and Chief Financial Officer
400 West 7th Street
Fort Worth, Texas 76102
(817) 334-7800
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Michael Chambers **Mollie Duckworth** **Latham & Watkins LLP** **301 Congress Avenue, Suite 900** **Austin, Texas 78701** **(737) 910-7590**	**Joshua Davidson** **Douglas V. Getten** **Baker Botts L.L.P.** **910 Louisiana Street** **Houston, Texas 77002** **(713) 229-1234**

Approximate date of commencement of proposed sale of the securities to the public:
As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Smaller reporting company ☐
			Emerging Growth Company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment that specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

* MorningStar Partners, L.P. is the registrant filing this Registration Statement with the Securities and Exchange Commission. Prior to the closing of the offering, MorningStar Partners, L.P. will be renamed TXO Energy Partners, L.P. in connection with the reorganization transactions described in the Registration Statement.

SUBJECT TO COMPLETION, DATED , 2023

PRELIMINARY PROSPECTUS

TXO Energy Partners, L.P.

5,000,000 Common Units

Representing Limited Partner Interests

We are a Delaware limited partnership focused on the acquisition, development, optimization and exploitation of conventional oil, natural gas and natural gas liquid reserves in North America. This is the initial public offering of our common units. No public market currently exists for our common units. We expect the initial public offering price to be between $19.00 and $21.00 per common unit. We are an "emerging growth company" as that term is used in the Jumpstart Our Business Startups Act. We have applied to list our common units on the NYSE under the symbol "TXO."

Investing in our common units involves risks. See "Risk Factors" beginning on page 28.

These risks include the following:

- We may not have sufficient available cash to pay any quarterly distribution on our common units following the establishment of cash reserves and payment of expenses.
- The volatility of oil, natural gas and NGL prices due to factors beyond our control greatly affects our financial condition, results of operations and cash available for distribution.
- Unless we replace the reserves we produce, our revenues and production will decline, which would adversely affect our cash flow from operations and our ability to make distributions to our unitholders.
- We are subject to stringent federal, state and local laws and regulations related to environmental and occupational health and safety issues that could adversely affect the cost or feasibility of conducting our operations or expose us to significant liabilities.
- Our general partner and its affiliates own a controlling interest in us and will have conflicts of interest with, and owe limited duties to, us, which may permit them to favor their own interests to the detriment of us and our unitholders.
- Our unitholders have limited voting rights and are not entitled to elect our general partner or its board of directors, which could reduce the price at which our common units will trade.
- Even if our unitholders are dissatisfied, they cannot remove our general partner without its consent.
- Our tax treatment depends on our status as a partnership for federal income tax purposes, as well as our not being subject to a material amount of entity-level taxation by individual states. If the Internal Revenue Service were to treat us as a corporation for federal income tax purposes or if we were otherwise subject to a material amount of entity-level taxation, then cash available for distribution to our unitholders could be reduced.
- Our unitholders may be required to pay taxes on their share of our income even if they do not receive any cash distributions from us.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

PRICE $ PER COMMON UNIT

	Per Common Unit	Total
Public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses	$	$

We have granted the underwriters a 30-day option to purchase up to an additional 750,000 common units on the same terms and conditions as set forth above if the underwriters sell more than common units in this offering.

The underwriters expect to deliver the common units on or about , 2023.

Joint Book-Running Managers

Raymond James **Stifel**

Janney Montgomery Scott **Capital One Securities**

, 2023

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. Because this is a summary, it may not contain all of the information that may be important to you and to your investment decision. The following summary is qualified in its entirety by the more detailed information and financial statements and notes thereto included elsewhere in this prospectus. You should read the entire prospectus carefully and should consider, among other things, the matters set forth in "Risk Factors," "Forward-Looking Statements" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our historical and unaudited pro forma consolidated financial statements, the Vacuum Properties historical statement of revenues and direct operating expenses and the related notes to each of those financial statements included elsewhere in this prospectus before deciding to invest in our common units.

The information presented in this prospectus assumes (i) an initial public offering price of $20.00 per common unit (the mid-point of the price range set forth on the cover of this prospectus) (ii) the one-for-25.33 reverse split of the Company's outstanding common units, to be effected immediately prior to the closing of this offering (the "Reverse Unit Split"), and (iii) that the underwriters do not exercise their option to purchase up to an additional 750,000 common units, unless otherwise indicated. As used in this prospectus, the term "our general partner" refers to TXO Energy GP, LLC, a Delaware limited liability company, and the terms "partnership," the "Company," "we," "our," "us" or similar terms refer to MorningStar Partners, L.P., to be renamed prior to the closing of this offering to TXO Energy Partners, L.P., a Delaware limited partnership ("TXO Energy Partners") and its subsidiaries. We include a glossary of some of the oil and natural gas terms and other terms used in this prospectus in Appendix B. Our estimated proved reserve information included in this prospectus are based on reports prepared by our reservoir engineering staff and evaluated by Cawley, Gillespie & Associates, Inc., our independent reserve engineers.

TXO Energy Partners

Overview

We are focused on the acquisition, development, optimization and exploitation of conventional oil, natural gas, and natural gas liquid reserves in North America. Our management team has significant industry experience acquiring and exploiting conventional oil and natural gas properties in multiple resource plays and basins. As a result of such experience, our operations focus primarily on enhancing the development and operation of producing properties through our concentration on efficiency and optimizing exploitation of current wells. Our current acreage positions are concentrated in the Permian Basin of West Texas and New Mexico and the San Juan Basin of New Mexico and Colorado, each of which we believe is characterized by low geologic risk, low decline rates and high recoveries relative to drilling and completion costs.

Our partnership agreement requires us to distribute all of our cash on hand at the end of each quarter, less reserves established by our general partner which we refer to as "available cash". We believe the low decline nature of our reserves and the relatively low cost to maintain production combined with our zero to low leverage profile will support distributions to our unitholders. The amount of cash available for distribution with respect to any quarter, however, will be dependent on the then-prevailing commodity prices. To mitigate the risk associated with volatile commodity prices and to further enhance the stability of our cash flow available for distributions, from time to time we may opportunistically hedge a portion of our production volumes at prices we deem attractive to mitigate our exposure to price fluctuations on crude oil, natural gas liquids and natural gas sales. Nevertheless, our quarterly cash distributions may vary from quarter to quarter as

The following table summarizes information regarding our active well count and development locations included in our reserve report as of July 31, 2022.

	As of July 31, 2022									
	Active Oil and Natural Gas Wells		Active CO_2 Injection Wells		Conventional PUD Locations(1)		Recomplete Locations(2)		Workover Locations(3)	
	Gross	Net	Gross	Net	Gross	Net	Gross	Net	Gross	Net
Permian Basin	3,912	685.3	55	39.1	233	108.7	51	32.8	23	22.6
San Juan Basin	11,509	1,093.8	—	—	—	—	—	—	—	—
Other(4)	3,025	88.4	—	—	4	1.8	—	—	—	—
Total	18,446	1,867.5	55	39.1	237	110.5	51	32.8	23	22.6

(1) Approximately 97% of our wells are drilled conventionally. However, from time to time a small number of wells are horizontally completed.
(2) Well locations we believe we can recomplete into another producing zone or zones.
(3) Well locations where we believe a currently completed zone can be improved or restored by performing remedial workovers.
(4) Other includes properties in various other locations in the United States, primarily in Utah and Mississippi.

Our Properties

Permian Basin

We acquired our initial 79,970 gross leasehold and mineral acres in the Permian Basin in 2012 and 2013. We subsequently acquired 11,929 additional gross leasehold acres through leasing and multiple bolt-on acquisitions. In November 2021, we acquired producing properties, including 24,052 gross leasehold acres and a CO_2 processing plant in the Permian Basin within New Mexico and CO_2 assets in Colorado (the “Vacuum Properties”) from Chevron Corporation (“Chevron”). In December 2021, we acquired additional producing properties, including 21,112 gross leasehold acres in the Permian Basin within Texas from Chevron (the “Andrews Parker Acquisition”). We refer to these together as the “2021 Acquisitions.” In August 2022 we acquired additional interests in our producing properties and a gas processing plant in the Permian Basin of New Mexico for approximately $52.6 million (the “Additional Interest Vacuum Acquisition”). As of September 30, 2022, we had 55 (gross) active CO_2 injection wells. Production from our CO_2 wells was 16.3 MMcf/d during the first nine months of 2022.

Our management team believes the development and exploitation of conventional assets in the Permian Basin is among the most economic oil and natural gas plays in the United States. Since completing the 2021 Acquisitions, we have focused our efforts on returning wells to production as well as on other low-risk maintenance projects. As we gain a greater understanding of these recently acquired assets, we expect to increase our drilling and recompletion work. Substantially all of our acreage in the Permian Basin is held by production, which means we do not have to drill any wells to maintain ownership of our leases. We drilled or participated in the drilling of 6 gross wells in the Permian Basin during 2022. Based on current commodity prices, we expect to drill or participate in the drilling of approximately 12 gross wells in 2023. We recompleted 13 gross wells in the Permian Basin in 2022 and expect to recomplete approximately 14 gross wells in 2023. We returned 12 gross wells to production in the Permian Basin in 2022 and expect to return 9 gross wells in 2023. Our decline rate for our Permian Basin properties over the next 12 months is currently estimated to be approximately 7%.

San Juan Basin

We acquired our initial 175,376 gross leasehold and mineral acres in the San Juan Basin in 2012 and 2013. We subsequently acquired 273,187 additional gross leasehold and mineral acres in June 2020.

Our San Juan acreage includes substantial, predictable, low-decline natural gas production that provides for relatively stable cash flows. Our decline rate for our San Juan Basin properties over the next 12 months is currently estimated to be approximately 10%. Our existing production comes from primarily coalbed methane wells, in which we own 363,358 gross acres. Substantially all of our acreage in the San Juan Basin is held by production. Additionally, we own 85,205 gross acres in New Mexico in the Mancos Shale. We believe our Mancos Shale properties offer us significant potential upside that is held by production.

We drilled or participated in the drilling of 18 gross wells in the San Juan Basin during 2022. Based on current commodity prices, we expect to drill or participate in the drilling of approximately 22 gross wells in 2023. We did not recomplete any wells in the San Juan Basin in 2022 and do not expect to recomplete any wells in the San Juan Basin in 2023. We returned 5 gross wells to production in the San Juan Basin in 2022 and expect to return none in 2023.

For the nine months ended September 30, 2022, our consolidated revenues were derived 48% from oil revenues, 40% from natural gas revenues and 12% from NGL revenues, in each case excluding the unrealized effects of our commodity derivative contracts. After giving effect to unrealized commodity derivative contracts, our revenues were derived 59% from oil revenues, 27% from natural gas revenues and 14% from NGL revenues over the same period. For the nine months ended September 30, 2022, our total average production was 23,265 Boe/d (approximately 25% oil, 59% natural gas, and 16% NGLs). Over the same period, our average production in the Permian Basin was 7,046 Boe/d (approximately 82% oil, 5% natural gas, and 13% NGLs) and our average production in the San Juan Basin was 14,841 Boe/d (approximately 1% oil, 81% natural gas, and 18% NGLs).

Development Plan and Capital Budget

Historically, our business plan has focused on acquiring and then exploiting producing assets. Funding sources for our acquisitions have included proceeds from bank borrowings, cash from our partners and cash flow from operating activities. Our development budget was approximately $30.0 million for 2022 and is approximately $30.0 million for 2023. Much of our development time and capital is spent on workovers, recompletions and field optimizations of existing assets. We expect to use the additional information derived from this exploitation to inform our decisions about additional drilling opportunities to pursue, either in recently acquired assets or new acquisitions. However, over the next 24 months we anticipate that approximately half of our development activity will be focused on drilling new wells, virtually all of which we expect to be conventional, vertical wells.

During 2022, we spent approximately $20 million to drill 21 gross wells (8 net wells) and on related equipment, $6 million on recompletions of existing wells and $2 million on remedial workovers and other maintenance projects. We spent approximately $13 million in the Permian Basin and approximately $15 million in the San Juan Basin in 2022.

We expect to allocate the majority of our 2023 budget to projects focused on enhancing existing production. Based on current commodity prices and our drilling success rate to date, we

Tax Risks to Common Unitholders

- Our tax treatment depends on our status as a partnership for federal income tax purposes, as well as our not being subject to a material amount of entity-level taxation by individual states. If the Internal Revenue Service were to treat us as a corporation for federal income tax purposes or if we were otherwise subject to a material amount of entity-level taxation, then cash available for distribution to our unitholders could be reduced.
- Our unitholders may be required to pay taxes on their share of our income even if they do not receive any cash distributions from us.

Reorganization Transactions and Partnership Structure

Each of the following transactions have occurred or will occur immediately prior to the closing of this offering:

- on October 1, 2022, all of MorningStar Partners, L.P.'s outstanding Series 3 preferred units automatically converted into 270,831 common units, and, effective as of October 1, 2022, all of MorningStar Partner, L.P.'s outstanding Series 3 warrants were exercised for 81,249 common units;
- we will cause the exchange of all of MorningStar Partners, L.P.'s outstanding Series 5 preferred units for 10,235,081 common units, resulting in our capital structure following such transactions to consist of a single class of common units;
- holders of our common units, which include Bob R. Simpson, our Chief Executive Officer and Chairman of the Board, Brent W. Clum, our President of Business Operations, Chief Financial Officer and Director, Keith A. Hutton, our President of Production and Development and Director, Scott T. Agosta, our Chief Accounting Officer, Vaughn O. Vennerberg II, our former President, and Timothy L. Petrus, our former Executive Vice President and all other limited partners party to our amended and restated agreement of limited partnership (collectively, the "Existing Owners") will contribute all of the outstanding equity interests in us to a new parent company, MorningStar Partners II, L.P., a Delaware limited partnership ("MSP II"), in exchange for equity interests in MSP II;
- we will amend our governing documents to, among other things, (i) change our name to "TXO Energy Partners, L.P." and (ii) reflect TXO Energy GP, LLC, a Delaware limited liability company, as our new non-economic general partner; and
- we will effectuate the one-for-25.33 Reverse Unit Split.

Except where specified otherwise, the disclosure in this prospectus gives effect to the reorganization transactions as set forth above, which we refer to as the Reorganization Transactions.

The diagram below depicts our organization and ownership after giving effect to the offering and the Reorganization Transactions and assumes that the underwriters do not exercise their option to purchase additional common units.


Founders
Existing Owners
100% ownership interest
limited partner interest
limited partner interest
MorningStar Oil & Gas, LLC (MSOG)
general partner interest
MorningStar Partners II, L.P.
100% ownership interest
TXO Energy GP, LLC (our General Partner)
83% limited partner interest
Public
Non-economic general partner interest
17% limited partner interest
TXO Energy Partners, L.P. (NYSE: TXO) (the Partnership)
50% ownership interest
100% ownership interest
100% ownership interest
Cross Timbers Energy, LLC
MorningStar Operating LLC
CT Field Services, LLC

Management of TXO Energy Partners

We are managed and operated by the board of directors (the "Board") and executive officers of our general partner, TXO Energy GP, LLC. Our unitholders will not be entitled to elect our general partner or its directors or otherwise participate in our management or operations. For information about the executive officers and directors of our general partner, please read "Management."

The sole member of our general partner is MorningStar Oil & Gas, LLC ("MSOG"), all of the ownership interests of which are owned by Bob R. Simpson, our Chief Executive Officer and Chairman of the Board, Brent W. Clum, our President of Business Operations, Chief Financial Officer and Director, Keith A. Hutton, our President of Production and Development and Director, and Vaughn O. Vennerberg II, our former President, which we refer to as our Founders. As a result, the Founders control our general partner and will be entitled to appoint its entire board of directors. Our Existing Owners include the Founders as well as all other parties that currently hold limited partner interests in us.

For a more detailed description of the conflicts of interest and duties of our general partner, please read "Risk Factors—Risks Inherent in an Investment in Us" and "Conflicts of Interest and Duties."

Our partnership agreement can generally be amended with the consent of our general partner and the approval of the holders of a majority of our outstanding common units (including any common units held by our general partner and its affiliates). Upon consummation of this offering, our general partner will continue to be controlled by the Founders, who will own and control the voting of an aggregate of approximately 27% of our outstanding common units. Assuming that we do not issue any additional common units and the Founders do not transfer their common units, the Founders will have the ability to significantly influence any amendment to our partnership agreement, including our policy to distribute all of our available cash to our unitholders. Please see "Risk Factors—Risks Inherent in an Investment in Us" and "The Partnership Agreement—Amendment of the Partnership Agreement."

Delaware law provides that Delaware limited partnerships may, in their partnership agreements, expand, restrict or eliminate the fiduciary duties owed by the general partner to limited partners and the partnership. Our partnership agreement contains various provisions replacing the fiduciary duties that would otherwise be owed by our general partner with contractual standards governing the duties of our general partner and contractual methods of resolving conflicts of interest. The effect of these provisions is to restrict the duties owed and remedies available to unitholders for actions taken by our general partner that might otherwise constitute breaches of its fiduciary duties. Our partnership agreement also provides that affiliates of our general partner, including the Founders and their affiliates, are not restricted from competing with us, and neither our general partner nor its affiliates have any obligation to present business opportunities to us. By purchasing a common unit, the purchaser agrees to be bound by the terms of our partnership agreement, and pursuant to the terms of our partnership agreement, each holder of common units consents to various actions and potential conflicts of interest contemplated in our partnership agreement that might otherwise be considered a breach of fiduciary or other duties under Delaware law. Please read "Conflicts of Interest and Duties—Duties of Our General Partner" for a description of the duties imposed on our general partner by Delaware law, the replacement of those duties with contractual standards under our partnership agreement and certain legal rights and remedies available to holders of our common units. For a description of our other relationships with our affiliates, please read "Certain Relationships and Related Party Transactions."

The Offering

Common units offered by us	5,000,000 common units representing limited partner interests (5,750,000 common units if the underwriters exercise in full their option to purchase additional common units).
Units outstanding after this offering	30,000,000 common units representing 100% limited partner interests in us (30,750,000 common units if the underwriters exercise their option in full to purchase additional common units).
Use of proceeds	We intend to use the expected net proceeds of approximately $88.0 million from this offering ($102.0 million if the underwriters exercise their option to purchase additional units in full), based upon the assumed initial public offering price of $20.00 per common unit (the mid-point of the price range set forth on the cover of this prospectus), after deducting underwriting discounts and estimated expenses, to repay a portion of the amounts outstanding under our revolving credit facility (our "Credit Facility").
Cash distributions	Within 60 days after the end of each quarter (other than the fourth quarter) and within 90 days after the end of the fourth quarter, beginning with the quarter ending March 31, 2023, we expect to pay distributions of our available cash to unitholders of record on the applicable record date. The board of directors of our general partner will adopt a policy pursuant to which distributions for each quarter will be paid to the extent we have sufficient cash after establishment of cash reserves and payment of fees and expenses, including payments to our general partner and its affiliates. Our ability to pay such cash distributions is subject to various restrictions and other factors described in more detail under the caption "Our Cash Distribution Policy and Restrictions on Distributions." We will prorate the amount of our distribution payable for the period from the closing of this offering through March 31, 2023, based on the actual length of that period. Our partnership agreement generally provides that we will distribute all available cash each quarter to the holders of common units, pro rata. Pro forma cash available for distribution generated during the year ended December 31, 2021 and the twelve month period ended September 30, 2022 was approximately $89.6 million

	and $133.0 million, respectively. As a result, for the year ended December 31, 2021, we would have generated available cash sufficient to pay a cash distribution of $0.75 per unit per quarter ($2.99 on an annualized basis) and for the twelve month period ended September 30, 2022, we would have generated cash sufficient to pay a cash distribution of $1.11 per unit per quarter ($4.43 on an annualized basis). For a calculation of our ability to pay distributions to our unitholders based on our pro forma results for the year ended December 31, 2021 and twelve month period ended September 30, 2022, please read "Our Cash Distribution Policy and Restrictions on Distributions—Unaudited Pro Forma Available Cash for the Year Ended December 31, 2021 and the Twelve Months Ended September 30, 2022." We believe, based on our financial forecast and the related assumptions included under "Our Cash Distribution Policy and Restrictions on Distributions—Estimated Cash Available for Distribution for the Twelve Months Ending September 30, 2023," that we will have sufficient cash available for distribution to make cash distributions of $3.75 per unit on all common units for the four quarters ending September 30, 2023. We will not have a minimum quarterly distribution nor is there any guarantee that we will make any particular amount of distributions or any distributions to our unitholders in any quarter. Please read "Our Cash Distribution Policy and Restrictions on Distributions."
Issuance of additional units	We can issue an unlimited number of additional units, including units that are senior to the common units in right of distributions, liquidation and voting, on terms and conditions determined by our general partner, without the approval of our unitholders. Please read "Units Eligible for Future Sale" and "The Partnership Agreement—Issuance of Additional Partnership Interests."
Limited voting rights	Our general partner will manage us and operate our business. Unlike stockholders of a corporation, our unitholders will have only limited voting rights on matters affecting our business. Our unitholders will have no right to elect our general partner or its board of directors on an annual or other continuing basis. Our general partner may not be removed except by a vote of the holders of at least 66⅔% of the outstanding units, including any units owned by our general partner and its affiliates, voting together as a single class. Upon consummation of this offering, the affiliates of the general partner (including the Founders) will own an aggregate of approximately 38% of our common units and, therefore, will be able to prevent the removal of

	our general partner. Please read "The Partnership Agreement—Limited Voting Rights."
Limited call right	If at any time our general partner and its affiliates own more than 80% of the outstanding common units, our general partner has the right, but not the obligation, to purchase all of the remaining common units at a purchase price not less than the then-current market price of the common units, as calculated pursuant to the terms of our partnership agreement. Upon consummation of this offering, affiliates of our general partner (including the Founders) will own an aggregate of approximately 38% of our common units (excluding any common units purchased by our officers and directors under our directed unit program). Please read "The Partnership Agreement—Limited Call Right."
Election to be treated as a corporation	If at any time our general partner determines that (i) we should no longer be characterized as a partnership but instead as an entity taxed as a corporation for U.S. federal income tax purposes or (ii) common units held by some or all unitholders should be converted into or exchanged for interests in a newly formed entity taxed as a corporation for U.S. federal income tax purposes whose sole asset is interests in us ("parent corporation"), then our general partner may, without unitholder approval, reorganize us and cause us to be treated as an entity taxable as a corporation for U.S. federal income tax purposes or cause common units held by some or all unitholders to be converted into or exchanged for interests in the parent corporation. The general partner may take any of the foregoing actions if it in good faith determines (meaning it subjectively believes) that such action is not adverse to our best interests. Please read "Risk Factors—Risk Inherent in an Investment in Us—Our general partner may elect to convert or restructure us from a partnership to an entity taxable as a corporation for U.S. federal income tax purposes without unitholder consent" and "The Partnership Agreement—Election to be treated as a Corporation."
Eligible Holders and redemption	Our general partner may amend our partnership agreement, as it determines necessary or advisable, to permit the general partner to redeem the units of certain non-citizen unitholders. We have the right (which we may assign to any of our affiliates), but not the obligation, to redeem all of the common units of any holder that is not an Eligible Holder or that has failed to certify or has falsely certified that such holder is an Eligible Holder. The purchase price for such redemption would be equal to the then-current market price of the common units. The redemption price will be paid in cash or by delivery of a promissory note, as determined by

	our general partner. Please read "Description of the Common Units—Transfer Agent and Registrar—Transfer of Common Units" and "The Partnership Agreement—Non-Citizen Unitholders; Redemption."
Estimated ratio of taxable income to distributions	We estimate that if our unitholders own the common units purchased in this offering through the record date for distributions for the period ending December 31, 2025, such unitholders will be allocated, on a cumulative basis, an amount of federal taxable income for that period that will be less than % of the cash distributed to such unitholders with respect to that period. Please read "Material U.S. Federal Income Tax Consequences—Tax Consequences of Unit Ownership—Ratio of Taxable Income to Distributions" for the basis of this estimate.
Material tax consequences	For a discussion of other material federal income tax consequences that may be relevant to prospective unitholders who are individual citizens or residents of the United States, please read "Material U.S. Federal Income Tax Consequences."
Directed Unit Program	At our request, the underwriters have reserved for sale, at the initial public offering price, up to 10% of the common units being offered by this prospectus for sale to our directors, executive officers and to certain individuals identified by us. We do not know if these persons will choose to purchase all or any portion of these reserved common units, but any purchases they do make will reduce the number of common units available to the general public. Please read "Underwriting—Directed Unit Program."
Listing and trading symbol	We have applied to list our common units on the NYSE, subject to official notice of issuance, under the symbol "TXO."

Summary Historical and Pro Forma Financial and Operating Data

The summary historical consolidated financial data set forth below as of and for each of the years ended December 31, 2021 and 2020 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The summary historical consolidated financial data set forth below as of September 30, 2022 and for the nine months ended September 30, 2022 and 2021 are derived from our unaudited financial statements and related notes included elsewhere in this prospectus.

The summary unaudited pro forma financial data as of September 30, 2022 and for the nine months ended September 30, 2022 and the year ended December 31, 2021 are derived from the unaudited pro forma condensed financial statements of TXO Energy Partners included elsewhere in this prospectus. Our unaudited pro forma condensed financial statements give pro forma effect to the following:

- the acquisition of producing properties and a gas processing plant in the Permian Basin in New Mexico and CO_2 assets in Colorado from Chevron in November 2021, which we refer to as the Vacuum Properties;
- the Reorganization Transactions as described in "—Reorganization Transactions and Partnership Structure" elsewhere in this prospectus summary, including the one-for-25.33 Reverse Unit Split; and
- the issuance and sale by us to the public of common units in this offering and the application of the net proceeds as described in "Use of Proceeds."

The unaudited pro forma financial data were prepared as if the items listed above occurred on January 1, 2021, in the case of statement of operations data, or September 30, 2022, in the case of balance sheet data. We have not given pro forma effect to the Andrews Parker Acquisition, the Additional Interest Vacuum Acquisition or to the incremental general and administrative expenses that we expect to incur annually as a result of being a publicly traded partnership.

The unaudited pro forma historical financial data are presented for illustrative purposes only and are not necessarily indicative of the financial position that would have existed or the financial results that would have occurred if this offering and the acquisition of the Vacuum Properties had been consummated on the dates indicated, nor are they necessarily indicative of the financial position or results of our operations in the future. The pro forma adjustments, as described in the notes to the unaudited pro forma condensed combined financial statements, are preliminary and based upon currently available information and certain assumptions that our management believes are reasonable. The summary historical consolidated financial data are qualified in their entirety by, and should be read in conjunction with, the "Management's Discussion and Analysis of Financial Condition and Results of Operations" section included in this prospectus and the consolidated financial statements and related notes and other financial information included in this prospectus. Among other things, those historical financial statements and unaudited pro forma condensed financial statements include more detailed information regarding the basis of presentation for the following information. Historical results are not necessarily indicative of results that may be expected for any future period.

You should read the following table in conjunction with "Use of Proceeds," "Management's Discussion and Analysis of Financial Condition and Results of Operations," our historical combined financial statements and our unaudited pro forma condensed financial statements and the notes thereto included elsewhere in this prospectus. Among other things, those historical financial statements and unaudited pro forma condensed financial statements include more detailed information regarding the basis of presentation for the following information.

The following table presents non-GAAP financial measures, Adjusted EBITDAX and cash available for distribution, which we use in evaluating the financial performance of our business. These measures are not calculated or presented in accordance with generally accepted accounting principles, or GAAP. We explain these measures below and reconcile them to the most directly comparable financial measures calculated and presented in accordance with GAAP.

	TXO Energy Partners Historical				TXO Energy Partners Pro Forma	
	Year Ended December 31,		Nine Months Ended September 30,		Year Ended December 31	Nine Months Ended September 30,
	2021	2020	2022	2021	2021	2022
(in thousands)			(unaudited)			
Statement of Operations Data:						
Revenues:						
Oil and condensate	$ 69,971	$ 59,070	$120,703	$ 40,061	$118,186	$120,703
Natural gas liquids	$ 27,875	$ 8,660	$ 29,268	$ 18,086	$ 29,810	$ 29,268
Natural gas	$ 130,498	$ 41,034	$ 54,067	$ 80,783	$130,676	$ 54,067
Total revenues[(1)]	$ 228,344	$ 108,764	$204,038	$138,930	$278,672	$204,038
Expenses:						
Production	$ 69,256	$ 49,146	$ 93,961	$ 45,833	$ 99,406	$ 93,961
Exploration	$ 124	$ 55	$ 281	$ 81	$ 124	$ 281
Taxes, transportation and other	$ 58,040	$ 27,509	$ 72,993	$ 37,941	$ 63,102	$ 72,993
Depreciation, depletion and amortization	$ 39,889	$ 42,322	$ 30,329	$ 28,054	$ 47,650	$ 30,329
Impairment	$ —	$ 134,097	$ —	$ —	$ —	$ —
Accretion of discount on asset retirement obligations	$ 4,670	$ 3,940	$ 4,508	$ 3,513	$ 4,962	$ 4,508
General and administrative	$ 12,175	$ 6,995	$ 572	$ 3,646	$ 12,175	$ 572
Total expenses	$ 184,154	$ 264,064	$202,644	$119,068	$227,419	$202,644
Operating income (loss)	$ 44,190	$(155,300)	$ 1,394	$ 19,862	$ 51,253	$ 1,394
Other income (expenses):						
Other income	$ 14,139	$ 72	$ 18,677	$ 9,128	$ 17,312	$ 18,677
Interest income	$ 16	$ 194	$ 68	$ 11	$ 16	$ 68
Interest expense	$ (5,870)	$ (8,204)	$ (5,526)	$ (3,722)	$ (3,923)	$ (3,032)
Total other income (expenses)	$ 8,285	$ (7,938)	$ 13,219	$ 5,417	$ 13,405	$ 15,713
Net income (loss)	$ 52,475	$(163,238)	$ 14,613	$ 25,279	$ 64,658	$ 17,107
Net income per limited partner unit:						
Basic	$ 1.75	$ (5.44)	$ 0.49	$ 0.84	$ 2.16	$ 0.57
Diluted	$ 1.72	$ (5.44)	$ 0.48	$ 0.83	$ 2.12	$ 0.56
Weighted average number of limited partner units outstanding:						
Basic	30,000	30,000	30,000	30,000	30,000	30,000
Diluted	30,545	30,545	30,545	30,545	30,545	30,545

	TXO Energy Partners Historical				TXO Energy Partners Pro Forma	
	Year Ended December 31,		Nine Months Ended September 30,		Year Ended December 31	Nine Months Ended September 30,
(in thousands)	2021	2020	2022	2021	2021	2022
			(unaudited)			
Other Financial Data:						
Adjusted EBITDAX	$ 85,348	$ 32,322	$118,628	$ 52,530	$103,637	$118,628
Cash available for distribution	$ 72,348	$ 20,132	$105,538	$ 40,610	$ 92,586	$108,032
Cash Flow Data:						
Net cash provided by (used in):						
Operating activities	$ 73,726	$ 18,964	$103,668	$ 47,000		
Investing activities	$(227,801)	$ (16,718)	$ (70,443)	$ (21,415)		
Financing activities	$ 139,689	$ 14,067	$ (29,624)	$ (35,089)		
Balance Sheet Data (at period end):						
Total assets	$ 832,820	$ 623,940	$901,855	$611,037		$901,855
Total long-term debt	$ 152,100	$ 151,252	$132,100	$107,100		$ 44,100
Partners' capital	$ 541,359	$ 303,268	$549,492	$327,937		$637,492

(1) Includes the effect of unrealized losses on commodity derivatives.

Non-GAAP Financial Measures

Adjusted EBITDAX

We include in this prospectus the non-GAAP financial measure Adjusted EBITDAX and provide our calculation of Adjusted EBITDAX and a reconciliation of Adjusted EBITDAX to net income (loss), our most directly comparable financial measures calculated and presented in accordance with GAAP. We define Adjusted EBITDAX as net income (loss) before (1) interest income, (2) interest expense, (3) depreciation, depletion and amortization, (4) impairment expenses, (5) accretion of discount on asset retirement obligations, (6) exploration expenses, (7) unrealized (gains) losses on commodity derivative contracts, (8) non-cash incentive compensation, (9) non-cash (gain) loss on forgiveness of debt and (10) certain other non-cash expenses.

Adjusted EBITDAX is used as a supplemental financial measure by our management and by external users of our financial statements, such as industry analysts, investors, lenders, rating agencies and others, to more effectively evaluate our operating performance and our results of operation from period to period and against our peers without regard to financing methods, capital structure or historical cost basis. We exclude the items listed above from net income (loss) in arriving at Adjusted EBITDAX because these amounts can vary substantially from company to company within our industry depending upon accounting methods and book values of assets, capital structures and the method by which the assets were acquired. Adjusted EBITDAX is not a measurement of our financial performance under GAAP and should not be considered as an alternative to, or more meaningful than, net income (loss) as determined in accordance with GAAP or as indicators of our operating performance. Certain items excluded from Adjusted EBITDAX are significant components in understanding and assessing a company's financial performance, such as a company's cost of capital and tax burden, as well as the historic costs of depreciable assets, none of which are reflected in Adjusted EBITDAX. Our presentation of Adjusted EBITDAX should

- the impact on worldwide economic activity of an epidemic, outbreak or other public health events, such as COVID-19;
- the proximity, capacity, cost and availability of gathering and transportation facilities;
- localized and global supply and demand fundamentals;
- weather conditions across the globe;
- technological advances affecting energy consumption and energy supply;
- speculative trading in commodity markets, including expectations about future commodity prices;
- the proximity of our natural gas, NGL and oil production to, and capacity, availability and cost of, natural gas pipelines and other transportation and storage facilities, and other factors that result in differentials to benchmark prices;
- the impact of energy conservation efforts;
- the price and availability of alternative fuels;
- stockholder activism or activities by non-governmental organizations to restrict the exploration, development and production of oil and natural gas to minimize the emission of greenhouse gases;
- domestic, local and foreign governmental regulation and taxes; and
- overall domestic and global economic conditions.

These factors and the volatility of the energy markets make it extremely difficult to predict future oil and natural gas price movements accurately. Changes in oil, natural gas and NGL prices have a significant impact on the amount of oil, natural gas and NGL that we can produce economically, the value of our reserves and on our cash flows. Historically, oil, natural gas and NGL prices and markets have been volatile, and those prices and markets are likely to continue to be volatile in the future. In particular, oil prices fluctuated during 2018 and 2019, and declined dramatically during 2020 due to demand collapse caused by COVID-19 and associated lockdowns, dropping to ($37.63) per barrel of crude WTI oil on April 20, 2020. During the year ended December 31, 2021, the NYMEX daily oil price reached a high of $84.65 per Bbl in October 2021 and experienced a low of $47.62 in January 2021, and the NYMEX daily natural gas price reached a high of $23.86 per MMBtu in February 2021 and experienced a low of $2.43 in April 2021, and prices have remained volatile. In 2022, partially in response to the conflict in Ukraine, the NYMEX daily oil price reached a high of $123.70 on March 8, 2022 before declining in the second half of the year, with a price of $80.26 as of December 30, 2022, and the NYMEX daily natural gas price reached a high of $9.85 on August 22, 2022 and has declined since, with a price of $4.48 as of December 30, 2022. Any substantial decline in the price of oil and natural gas will likely have a material adverse effect on our financial condition, results of operations and cash available for distribution.

Unless we replace the reserves we produce, our revenues and production will decline, which would adversely affect our cash flow from operations and our ability to make distributions to our unitholders.

We may be unable to pay quarterly distributions to our unitholders without substantial capital expenditures that maintain our asset base. Producing oil and natural gas reservoirs are characterized by declining production rates that vary depending upon reservoir characteristics and other factors.

Extreme weather conditions could adversely affect our ability to conduct drilling activities in the areas where we operate.

The majority of the scientific community has concluded that climate change may result in more frequent and/or more extreme weather events, changes in temperature and precipitation patterns, changes to ground and surface water availability, and other related phenomena, which could affect some, or all, of our operations. Our development, optimization and exploitation activities and equipment could be adversely affected by extreme weather conditions, such as hurricanes, thunderstorms, tornadoes and snow or ice storms, or other climate-related events such as wild fires, in each case which may cause a loss of production from temporary cessation of activity or lost or damaged facilities and equipment. Such extreme weather conditions and events could also impact other areas of our operations, including access to our drilling and production facilities for routine operations, maintenance and repairs and the availability of, and our access to, necessary resources, such as water, and third-party services, such as gathering, processing, compression and transportation services. These constraints and the resulting shortages or high costs could delay or temporarily halt our operations and materially increase our operation and capital costs, which could have a material adverse effect on our business, financial condition and results of operations.

Declining general economic, business or industry conditions and inflation may have a material adverse effect on our results of operations, liquidity and financial condition.

Concerns over global economic conditions, energy costs, supply chain disruptions, increased demand, labor shortages associated with a fully employed U.S. labor force, geopolitical issues, inflation, the availability and cost of credit and the United States financial market and other factors have contributed to increased economic uncertainty and diminished expectations for the global economy. Although inflation in the United States had been relatively low for many years, there was a significant increase in inflation beginning in the second half of 2021, which has continued into 2022, due to a substantial increase in money supply, a stimulative fiscal policy, a significant rebound in consumer demand as COVID-19 restrictions were relaxed, the Russia-Ukraine war and worldwide supply chain disruptions resulting from the economic contraction caused by COVID-19 and lockdowns followed by a rapid recovery. Inflation rose from 5.4% in June 2021 to 7.0% in December 2021 to 8.2% in September 2022. As of December 31, 2022, inflation was at 6.5%. Though we incorporated inflationary factors into our 2022 business plan, inflation has outpaced those original assumptions. We continue to undertake actions and implement plans to strengthen our supply chain to address these pressures and protect the requisite access to commodities and services. Nevertheless, we expect for the foreseeable future to experience supply chain constraints and inflationary pressure on our cost structure. Principally, commodity costs for steel and chemicals required for drilling, higher transportation and fuel costs and wage increases have increased our operating costs for the nine months ended September 30, 2022 compared to the same period in 2021. We also may face shortages of these commodities and labor, which may prevent us from executing our development plan. These supply chain constraints and inflationary pressures will likely continue to adversely impact our operating costs and, if we are unable to manage our supply chain, it may impact our ability to procure materials and equipment in a timely and cost-effective manner, if at all, which could impact our ability to distribute available cash and result in reduced margins and production delays and, as a result, our business, financial condition, results of operations and cash flows could be materially and adversely affected.

We continue to take actions to mitigate supply chain and inflationary pressures. We are working closely with other suppliers and contractors to ensure availability of supplies on site, especially fuel, steel and chemical suppliers which are critical to many of our operations. However, these mitigation efforts may not succeed or may be insufficient.

- damage to and destruction of property, natural resources and equipment;
- pollution and other environmental damage;
- regulatory investigations and penalties;
- suspension of our operations; and
- repair and remediation costs.

We may elect not to obtain insurance for any or all of these risks if we believe that the cost of available insurance is excessive relative to the risks presented. Moreover, insurance may not be available in the future at commercially reasonable costs and on commercially reasonable terms. Also, pollution and environmental risks generally are not fully insurable. The occurrence of an event that is not covered or fully covered by insurance and any delay in the payment of insurance proceeds for covered events could have a material adverse effect on our business, financial condition and results of operations.

Limitation or restrictions on our ability to obtain water may have an adverse effect on our operating results.

Water is an essential component of shale oil and natural gas development during both the drilling and hydraulic fracturing processes. Our access to water to be used in these processes may be adversely affected due to reasons such as periods of extended drought, private, third party competition for water in localized areas or the implementation of local or state governmental programs to monitor or restrict the beneficial use of water subject to their jurisdiction for hydraulic fracturing to assure adequate local water supplies. In addition, treatment and disposal of water is becoming more highly regulated and restricted. Thus, our costs for obtaining and disposing of water could increase significantly. In addition, the use, treatment and disposal of water has become a focus of certain investors and other stakeholders who may seek to engage with us on this and other environmental matters, which may result in activism, negative reputational impacts, increased costs or other adverse effects on our business, results of operations and financial condition. Our inability to locate or contractually acquire and sustain the receipt of sufficient amounts of water could adversely impact our exploration and production operations and have a corresponding adverse effect on our business, results of operations and financial condition.

Risks Inherent in an Investment in Us

Our general partner and its affiliates own a controlling interest in us and will have conflicts of interest with, and owe limited duties to, us, which may permit them to favor their own interests to the detriment of us and our unitholders.

Our general partner will have control over all decisions related to our operations. Upon consummation of this offering, Bob R. Simpson, our Chief Executive Officer and Chairman, Brent W. Clum, our President of Business Operations, Chief Financial Officer and Director, Keith A. Hutton, our President of Production and Development and Director, and Vaughn O. Vennerberg II, our former President, (collectively, the "Founders") will own all of the membership interests in the sole member of our general partner. The Founders will also own an aggregate of approximately 27% of our outstanding common units. Although our general partner has a duty to manage us in a manner that is not adverse to the best interests of us and our unitholders, the executive officers and directors of our general partner also have a duty, in certain cases, to manage our general partner at the direction of MSOG, which is owned by the Founders. As a result of these relationships, conflicts of interest may arise in the future between the Founders and their

Increases in interest rates could adversely impact our unit price and our ability to issue additional equity and incur debt.

Interest rates on future credit facilities and debt offerings could be higher than current levels, causing our financing costs to increase. In addition, as with other yield-oriented securities, our unit price is impacted by the level of our cash distributions to our unitholders and implied distribution yield. This implied distribution yield is often used by investors to compare and rank similar yield-oriented securities for investment decision-making purposes. Therefore, changes in interest rates, either positive or negative, may affect the yield requirements of investors who invest in our common units, and a rising interest rate environment could have an adverse impact on our unit price and our ability to issue additional equity or incur debt. See "—Increased costs of capital could adversely affect our business."

Our general partner may amend our partnership agreement, as it determines necessary or advisable, to permit the general partner to redeem the units of certain non-citizen unitholders.

Our general partner may amend our partnership agreement, as it determines necessary or advisable, to obtain proof of the U.S. federal income tax status and/or the nationality, citizenship or other related status of our limited partners (and their owners, to the extent relevant) and to permit our general partner to redeem the units held by any person (i) whose nationality, citizenship or related status creates substantial risk of cancellation or forfeiture of any of our property and/or (ii) who fails to comply with the procedures established to obtain such proof. The redemption price in the case of such a redemption will be the average of the daily closing prices per unit for the 20 consecutive trading days immediately prior to the date set for redemption. Please read "The Partnership Agreement—Non-Citizen Unitholders; Redemption."

Our unitholders have limited voting rights and are not entitled to elect our general partner or the Board, which could reduce the price at which our common units will trade.

Unlike the holders of common stock in a corporation, unitholders have only limited voting rights on matters affecting our business and, therefore, limited ability to influence management's decisions regarding our business. Our unitholders will have no right on an annual or ongoing basis to elect our general partner or its board of directors. The Board, including the independent directors, is chosen entirely by the Founders, as a result of their ownership of our general partner, and not by our unitholders. Please read "Management—Management of TXO Energy Partners" and "Certain Relationships and Related Party Transactions." Unlike publicly traded corporations, we will not conduct annual meetings of our unitholders to elect directors or conduct other matters routinely conducted at annual meetings of stockholders of corporations. As a result of these limitations, the price at which the common units will trade could be diminished because of the absence or reduction of a takeover premium in the trading price.

Our general partner will have control over all decisions related to our operations. Since, upon consummation of this offering, affiliates of our general partner (including the Founders) collectively will own and control the voting of an aggregate of approximately 38% of our outstanding common units (excluding any common units purchased by our directors and executive officers and certain individuals identified by us under our directed unit program), the other unitholders will not have an ability to influence any operating decisions and will not be able to prevent us from entering into any transactions. However, our partnership agreement can generally be amended with the consent of our general partner and the approval of the holders of a majority of our outstanding common units (including common units held by the affiliates of our general partner (including the Founders)). Assuming we do not issue any additional common units and the affiliates of our general partner (including the Founders) do not transfer any of their common units, the affiliates of our general partner (including the Founders) will generally have the ability to significantly influence any amendment to our partnership agreement, including our policy to distribute all of our cash available for distribution to our unitholders.

Furthermore, the goals and objectives of the affiliates of our general partner (including the Founders) that hold our common units relating to us may not be consistent with those of a majority of the other unitholders. Please read "—Our general partner and its affiliates own a controlling interest in us and will have conflicts of interest with, and owe limited duties to, us, which may permit them to favor their own interests to the detriment of us and our unitholders."

Even if our unitholders are dissatisfied, they cannot remove our general partner without its consent.

The public unitholders will be unable initially to remove our general partner without its consent because affiliates of our general partner will own sufficient units upon completion of this offering to be able to prevent the removal of our general partner. The vote of the holders of at least 66 $\frac{2}{3}$% of all outstanding units voting together as a single class is required to remove our general partner. Following consummation of this offering, affiliates of our general partner (including the Founders) will own approximately 38% of our outstanding voting units (excluding any common units purchased by our directors and executive officers and certain individuals identified by us under our directed unit program), which will enable those holders, collectively, to prevent the removal of our general partner.

Control of our general partner may be transferred to a third party without unitholder consent.

Our general partner may transfer its general partner interest to a third party without the consent of the unitholders. Furthermore, our partnership agreement does not restrict the ability of the Founders, who own MSOG, which wholly owns our general partner, from transferring all or a portion of their ownership interests in MSOG (or from causing MSOG to transfer all or a portion of its ownership interest in our general partner) to a third party. The new owner of our general partner would then be in a position to replace the Board and officers of our general partner with their own choices and thereby influence the decisions made by the Board and officers.

We may issue an unlimited number of additional units, including units that are senior to the common units, without unitholder approval.

Our partnership agreement does not limit the number of additional common units that we may issue at any time without the approval of our unitholders. In addition, we may issue an unlimited number of units that are senior to the common units in right of distribution, liquidation and voting. The issuance by us of additional common units or other equity interests of equal or senior rank will have the following effects:

- our unitholders' proportionate ownership interest in us will decrease;
- the amount of cash available for distribution on each unit may decrease;
- the ratio of taxable income to distributions may increase;
- the relative voting strength of each previously outstanding unit may be diminished; and
- the market price of our common units may decline.

Our partnership agreement restricts the voting rights of unitholders owning 20% or more of our common units.

Our partnership agreement restricts unitholders' limited voting rights by providing that any common units held by a person, entity or group owning 20% or more of any class of common units then outstanding, other than our general partner, its affiliates, their transferees and persons who acquired such common units with the prior approval of the Board, cannot vote on any matter. Our partnership agreement also contains provisions limiting the ability of common unitholders to call meetings or to acquire information about our operations, as well as other provisions limiting the

ability of our common unitholders to influence the manner or direction of management.

Once our common units are publicly traded, the Existing Owners may sell common units in the public markets, which sales could have an adverse impact on the trading price of the common units.

After the sale of the common units offered hereby the Founders will own 8,028,129 common units, or approximately 27% of our limited partner interest, and, the Existing Owners (including the Founders) will own 25,000,000 common units, or approximately 83% of our limited partner interests. Under our partnership agreement, we have agreed to register for resale under the Securities Act and applicable state securities laws any common units or other partnership interests proposed to be sold by our general partner or any of its affiliates, which includes the Founders. Once our common units are publicly traded, the sale of these units in the public markets could have an adverse impact on the price of the common units or on any trading market that may develop.

Our general partner has a limited call right that may require you to sell your common units at an undesirable time or price.

If at any time our general partner and its affiliates own more than 80% of the then outstanding common units, our general partner will have the right, but not the obligation, which it may assign to any of its affiliates or to us, to acquire all, but not less than all, of the common units held by unaffiliated persons at a price that is not less than their then-current market price, as calculated pursuant to the terms of our partnership agreement. As a result, you may be required to sell your common units at an undesirable time or price and may not receive any return on your investment. You may also incur a tax liability upon a sale of your common units. Our general partner is not obligated to obtain a fairness opinion regarding the value of the common units to be repurchased by it upon exercise of the limited call right. There is no restriction in our partnership agreement that prevents our general partner from causing us to issue additional common units and then exercising its call right. If our general partner exercises its limited call right, the effect would be to take us private and, if the units were subsequently deregistered, we would no longer be subject to the reporting requirements of the Exchange Act. At the closing of this offering, affiliates of our general partner will own approximately 38% of our common units (excluding any common units purchased by our directors and executive officers and certain individuals identified by us under our directed unit program). For additional information about this call right, please read "The Partnership Agreement—Limited Call Right."

Our partnership agreement will designate the Court of Chancery of the State of Delaware as the exclusive forum for certain types of actions and proceedings that may be initiated by our unitholders which would limit our unitholders' ability to choose the judicial forum for disputes with us or our general partner or its directors, officers or other employees.

Our partnership agreement will provide that, with certain limited exceptions, the Court of Chancery of the State of Delaware (or, if such court does not have subject matter jurisdiction thereof, any other court in the State of Delaware with subject matter jurisdiction) will be the exclusive forum for any claims, suits, actions or proceedings (1) arising out of or relating in any way to our partnership agreement (including any claims, suits or actions to interpret, apply or enforce the provisions of our partnership agreement or the duties, obligations or liabilities among limited partners or of limited partners to us, or the rights or powers of, or restrictions on, the limited partners or us), (2) brought in a derivative manner on our behalf, (3) asserting a claim of breach of a duty owed by any director, officer or other employee of us or our general partner, or owed by our general partner, to us or the limited partners, (4) asserting a claim arising pursuant to any provision of the Delaware Revised Uniform Limited Partnership Act (the "Delaware Act") or (5) asserting a claim against us governed by the internal affairs doctrine. The foregoing provision will not apply to any claims as to which the Court of Chancery determines that there is an indispensable party not subject to the jurisdiction of such court, which is rested in the exclusive jurisdiction of a court or forum

Our unitholders' liability may not be limited if a court finds that unitholder action constitutes control of our business.

A general partner of a Delaware limited partnership generally has unlimited liability for the obligations of the partnership, except for those contractual obligations of the partnership that are expressly made without recourse to the general partner. Our partnership is organized under Delaware law and we conduct business in a number of other states. The limitations on the liability of holders of limited partner interests for the obligations of a limited partnership have not been clearly established in some of the other states in which we do business. A unitholder could be liable for our obligations as if it was a general partner if:

- a court or government agency determined that we were conducting business in a state but had not complied with that particular state's partnership statute; or
- a unitholder's right to approve some amendments to our partnership agreement or to take other actions under our partnership agreement constitutes "control" of our business.

Please read "The Partnership Agreement—Limited Liability" for a discussion of the implications of the limitations of liability on a unitholder.

Our unitholders may have liability to repay distributions that were wrongfully distributed to them.

Under certain circumstances, unitholders may have to repay amounts wrongfully returned or distributed to them. Under Section 17-607 of the Delaware Revised Uniform Limited Partnership Act, we may not make distributions to unitholders if the distribution would cause our liabilities to exceed the fair value of our assets. Liabilities to partners on account of their partnership interests and liabilities that are non-recourse to us are not counted for purposes of determining whether a distribution is permitted. Delaware law provides that for a period of three years from the date of an impermissible distribution, limited partners who received the distribution and who knew at the time of the distribution that it violated Delaware law will be liable to the limited partnership for the distribution amount. Liabilities to partners on account of their partnership interest and liabilities that are non-recourse to the partnership are not counted for purposes of determining whether a distribution is permitted.

Our unitholders may have limited liquidity for their common units, a trading market may not develop for the common units and our unitholders may not be able to resell their common units at the initial public offering price.

Prior to this offering, there has been no public market for the common units. After this offering, there will be 5,000,000 publicly traded common units. We do not know the extent to which investor interest will lead to the development of a trading market or how liquid that market might be. Our unitholders may not be able to resell their common units at or above the initial public offering price. Additionally, a lack of liquidity would likely result in wide bid-ask spreads, contribute to significant fluctuations in the market price of the common units and limit the number of investors who are able to buy the common units.

If our common unit price declines after the initial public offering, our unitholders could lose a significant part of their investment.

The initial public offering price for the common units will be determined by negotiations between us and the representatives of the underwriters and may not be indicative of the market price of the common units that will prevail in the trading market. The market price of our common

USE OF PROCEEDS

We intend to use the expected net proceeds of approximately $88.0 million from this offering, based upon the assumed initial public offering price of $20.00 per common unit (the mid-point of the price range set forth on the cover of this prospectus), after deducting underwriting discounts and estimated expenses, to repay a portion of the amounts outstanding under our revolving credit facility (our “Credit Facility”).

If and to the extent the underwriters exercise their option to purchase additional common units, the number of common units purchased by the underwriters pursuant to such exercise will be issued to the public. If the underwriters exercise their option to purchase additional common units in full, the additional net proceeds would be approximately $14.0 million. The net proceeds from any exercise of such option will be used for general partnership purposes. Please read “Underwriting.”

As of September 30, 2022, we had $125 million of outstanding borrowings under our Credit Facility, which has a maturity date of November 1, 2025. Borrowings outstanding under our Credit Facility bore interest at a weighted average rate of 6.4% per annum as of September 30, 2022. The outstanding borrowings under our Credit Facility were incurred to partially fund the acquisition of the Vacuum Properties.

A $1.00 increase or decrease in the assumed initial public offering price of $20.00 per common unit would cause the net proceeds from this offering, after deducting underwriting discounts and estimated offering expenses payable by us, to increase or decrease, respectively, by approximately $4.7 million. In addition, we may also increase or decrease the number of common units we are offering. Each increase of one million common units offered by us, together with a concurrent $1.00 increase in the assumed public offering price of $20.00 per common unit, would increase net proceeds to us from this offering by approximately $24.2 million. Similarly, each decrease of one million common units offered by us, together with a concurrent $1.00 decrease in the assumed initial offering price of $20.00 per common unit, would decrease the net proceeds to us from this offering by approximately $22.3 million.

The sources and use of our proceeds may differ from those set forth above. The foregoing represents our current intentions with respect to the use and allocation of the net proceeds of this offering based upon our present plans and business condition, but our management will have significant flexibility and discretion in applying the net proceeds. The occurrence of unforeseen events or changed business conditions could result in application of the net proceeds of this offering in a manner other than as described in this prospectus.

CAPITALIZATION

The following table shows:

- historical capitalization as of September 30, 2022; and
- our capitalization as of September 30, 2022 as adjusted to give effect to (i) the Reorganization Transactions (including the Reverse Unit Split) and (ii) this offering and the application of the net proceeds from this offering as described under "Use of Proceeds."

We derived this table from, and it should be read in conjunction with and is qualified in its entirety by reference to, our historical and unaudited pro forma financial statements and the accompanying notes included elsewhere in this prospectus. You should also read this table in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations." For a description of the pro forma adjustments, please read our Unaudited Pro Forma Condensed Financial Statements.

	As of September 30, 2022 (Historical)	As of September 30, 2022 (As Adjusted)
	(In thousands)	
Cash and cash equivalents	$ 11,148	$ 11,148
Long-term debt(1)	$132,100	$ 44,100
Members'/partners' capital/net equity:		
Common equity held by public	—	$ 88,000
Common equity held by the Existing Owners	$309,123	$549,492
Series 3 Preferred Equity(2)(3)	$ 34,295	—
Series 5 Preferred Equity(4)	$206,074	—
Total members'/partners' capital/net equity	$549,492	$637,492
Total capitalization	$681,592	$681,592

(1) As of December 31, 2022, we had $113.0 million in outstanding borrowings under our Credit Facility.
(2) The Series 3 Preferred Units automatically converted into 270,831 common units on October 1, 2022.
(3) Effective as of October 1, 2022, all of MorningStar Partners, L.P.'s outstanding Series 3 warrants were exercised for 81,249 common units.
(4) The Series 5 Preferred Units will be exchanged into 10,235,081 common units in connection with the Reorganization Transactions.

DILUTION

Dilution is the amount by which the offering price paid by the purchasers of common units sold in this offering will exceed the net tangible book value per unit after this offering. Net tangible book value is our total tangible assets less total liabilities. Assuming an initial offering price of $20.00 per common unit (the midpoint of the price range set forth on the cover of this prospectus), on a pro forma basis as of September 30, 2022, after giving effect to this offering of common units, the Reorganization Transactions (including the Reverse Unit Split) and the application of the related net proceeds, our net tangible book value would have been $637.5 million, or $21.25 per unit. Purchasers of common units in this offering will experience substantial and immediate accretion in net tangible book value per common unit for accounting purposes, as illustrated in the following table:

Assumed initial public offering price per common unit		$20.00
Pro forma net tangible book value per unit before this offering[(1)]	$21.98	
Decrease in net tangible book value per unit attributable to purchasers in the offering	(0.73)	
Less: Pro forma net tangible book value per unit after this offering[(2)]		21.25
Immediate accretion in net tangible net book value per common unit to purchasers in the offering[(3)(4)]		$ 1.25

(1) Determined by dividing the pro forma net tangible book value of our net assets immediately prior to the offering by the number of common units held by the Existing Owners, after giving effect to the Reorganization Transactions, including the Reverse Unit Split.
(2) Determined by dividing our pro forma as adjusted net tangible book value, after giving effect to the application of the net proceeds of this offering, by the total number of units to be outstanding after this offering after giving effect to the Reorganization Transactions, including the Reverse Unit Split.
(3) If the initial public offering price were to increase or decrease by $1.00 per common unit, then accretion in net tangible book value per common unit would equal $0.40 and $2.09, respectively.
(4) Because the total number of units outstanding following the consummation of this offering will be impacted by any exercise of the underwriters' option to purchase additional common units and any net proceeds from such exercise will be retained by us, there will be a change to the accretion in net tangible book value per common unit to purchasers in the offering due to any such exercise of the underwriters' option to purchase additional common units.

The following table sets forth the number of units that we will issue and the total consideration contributed to us by the Existing Owners and by the purchasers of common units in this offering upon the closing of the transactions contemplated by this prospectus after giving effect to the Reorganization Transactions, including the Reverse Unit Split:

	Units Acquired		Total Consideration	
	Number	Percent	Amount (in thousands)	Percent
Existing Owners	25,000,000	83%	$500,000,000	85%
Purchasers in the offering(1)	5,000,000	17%	$ 88,000,000	15%
Total	30,000,000	100.0%	$588,000,000	100.0%

(1) Total consideration is after deducting underwriting discounts and estimated offering expenses.

- Prior to making any distribution on our common units, we will reimburse our general partner and its affiliates for all direct and indirect expenses they incur on our behalf. Our partnership agreement does not set a limit on the amount of expenses for which our general partner and its affiliates may be reimbursed. These expenses include salary, bonus, incentive compensation and other amounts paid to persons who perform services for us or on our behalf and expenses allocated to our general partner by its affiliates. Our partnership agreement provides that our general partner will determine in good faith the expenses that are allocable to us. The reimbursement of expenses and payment of fees, if any, to our general partner and its affiliates will reduce the amount of cash available to pay cash distributions to our unitholders.

- Although our partnership agreement requires us to distribute all of our available cash each quarter, our partnership agreement, including the provisions requiring us to make cash distributions contained therein, may be amended. Our partnership agreement generally may be amended with the consent of our general partner and the approval of the holders of a majority of our outstanding common units (including common units held by affiliates of our general partner). At the closing of this offering, the affiliates of our general partner (including the Founders) will own approximately 38% of our outstanding common units. For more information, please read "The Partnership Agreement—Amendment of the Partnership Agreement."

- Even if our cash distribution policy is not modified or revoked, the amount of distributions we pay under our cash distribution policy and the decision to make any distribution is determined by our general partner.

- Under Section 17-607 of the Delaware Revised Uniform Limited Partnership Act, we may not make a distribution to our unitholders if the distribution would cause our liabilities to exceed the fair value of our assets.

- We may lack sufficient cash to pay distributions to our unitholders due to a number of factors, including decreases in commodity prices, decreases in our oil and natural gas production, or increases in our general and administrative expenses, principal and interest payments on our outstanding debt, tax expenses, working capital requirements or anticipated cash needs.

- We own a 50% interest in Cross Timbers, with the other 50% owned by the XTO entities. Pursuant to the JV LLCA, Cross Timbers is managed by us and governed by a member management committee comprised of six members, three of whom are appointed by us and three of whom are appointed by the XTO Entities. Cross Timbers is required to distribute all net cash flow to the members of Cross Timbers pro rata in accordance with their respective membership interests on a quarterly basis pursuant to the JV LLCA, with such net cash flow being calculated net of reserves for reasonable and prudent operations as determined by the majority of the management committee. Therefore, we do not have sole control of the amount of distributions to be made by Cross Timbers.

- If and to the extent our cash available for distribution materially declines, we may reduce our quarterly distribution in order to service or repay our debt or fund maintenance or growth capital expenditures.

- We will not have a minimum quarterly distribution. Furthermore, none of our limited partner interests, including those held by the Founders or Existing Owners, will be subordinate in right of payment to the common units sold in this offering.

- Our general partner may reduce our distributions if action is taken by our general partner as described under "Our Partnership Agreement—Election to be treated as a Corporation" that results in our becoming taxable as a corporation or otherwise subject to taxation as an entity for federal income tax purposes. In such an event, the distribution levels may be reduced to account for any current and future estimated tax liabilities we would incur as a corporation. The distributions will also be proportionately adjusted in the event of any distribution, combination or subdivision of common units in accordance with the partnership agreement. Please read "Provisions of Our Partnership Agreement Relating to Cash Distributions."

Our Partnership Agreement Requires That We Distribute All of Our Available Cash, Which Could Limit Our Ability to Grow

Our partnership agreement requires us to distribute all of our available cash to our unitholders on a quarterly basis. As a result, our growth may not be as fast as the growth of businesses that reinvest all of their available cash to expand ongoing operations. Further, we may rely upon our cash reserves (including the net proceeds that we will retain from this offering) and external financing sources, including borrowings under our Credit Facility (under which no amounts will be outstanding at the closing of this offering) and the issuance of debt and equity securities, to fund future acquisitions and other expansion capital expenditures. Our management has collectively invested more than $500 million in us since our inception. Following the completion of this offering, we expect that we will not be able to rely on our management or our partners for capital and will need to utilize the public equity or debt markets and bank financings to fund acquisitions and capital expenditures. To the extent we require external sources of capital to fund our growth and are unable to access such sources, the requirement in our partnership agreement to distribute all of our available cash and our current cash distribution policy may impair our ability to grow. Our Credit Facility limits, and any future debt agreements may limit, our ability to incur additional debt, including through the issuance of debt securities. Please read "Risk Factors—Risks Related to Our Business and the Oil, Natural Gas and NGL Industry—Our Credit Facility has restrictions and financial covenants that may restrict our business and financing activities and our ability to pay distributions to our unitholders." To the extent we issue additional units, the payment of distributions on those additional units may increase the risk that we will be unable to maintain or increase our cash distributions per unit. There are no limitations in our partnership agreement on our ability to issue additional units, including units ranking senior to our common units, and our unitholders will have no preemptive or other rights (solely as a result of their status as unitholders) to purchase any such additional units. If we incur additional debt to finance our growth strategy, we will have increased interest expense, which in turn will reduce the available cash that we have to distribute to our unitholders. Please read "Risk Factors —Risks Related to Our Business and the Oil, Natural Gas and NGL Industry—Increases in interest rate could adversely impact our unit price and our ability to issue additional equity and incur debt."

Unaudited Pro Forma Cash Available for Distribution for the Year Ended December 31, 2021 and the Twelve Months Ended September 30, 2022

On a pro forma basis, assuming we had completed this offering on January 1, 2021, our cash available for distribution for the year ended December 31, 2021 and the twelve months ended September 30, 2022 would have been approximately $89.6 million and $133.0 million, respectively. This amount would have been sufficient to pay a cash distribution of $0.75 per unit per quarter ($2.99 on an annualized basis) during the year ended December 31, 2021, and a cash distribution of $1.11 per unit per quarter ($4.43 on an annualized basis) during the twelve-month period ended September 30, 2022.

The unaudited pro forma financial data does not give pro forma effect to the incremental general and administrative expenses that we expect to incur annually as a result of being a publicly traded partnership. We estimate that these incremental general and administrative

expenses initially will be approximately $3.0 million per year. Such incremental general and administrative expenses are not reflected in our historical or pro forma financial statements. Our unaudited pro forma cash available for distribution does not include the Andrews Parker acquisition for the period prior to the acquisition or the Additional Interest Vacuum Acquisition in August 2022, and only gives effect to the Andrews Parker acquisition for results from and after the date of acquisition, December 30, 2021.

The pro forma financial statements, from which pro forma cash available for distribution is derived, do not purport to present our results of operations had the transactions contemplated in this prospectus actually been completed as of the dates indicated. Furthermore, cash available for distribution is a cash accounting concept, while our unaudited pro forma financial statements have been prepared on an accrual basis. We derived the amounts of pro forma cash available for distribution stated above in the manner described in the table below. As a result, the amount of pro forma cash available for distribution should only be viewed as a general indication of the amount of cash available for distribution that we might have generated had we been formed and completed the transactions contemplated in this prospectus in earlier periods.

The following table illustrates, on an unaudited pro forma basis for the year ended December 31, 2021 and the twelve months ended September 30, 2022, the amount of available cash that would have been available for distribution to our unitholders, assuming in each case that this offering had been consummated on January 1, 2021.

TXO Energy Partners, L.P.
Unaudited Pro Forma Cash Available for Distribution

	Pro Forma	
	Year Ended December 31, 2021	Twelve Months Ended September 30, 2022
	(in thousands, except per unit data)	
Net Income(1)	**$ 64,658**	**$ 40,143**
Interest Expense, Net	3,907	5,361
DD&A	47,650	42,567
Impairment Expenses	—	—
Accretion of Discount on Asset Retirement	4,962	5,695
Exploration Expense	124	323
Non-Cash Derivative (Gain)/Loss	(8,977)	54,439
Other Non-Cash (Gain)/Loss	(8,687)	(556)
Adjusted EBITDAX(2)	**$103,637**	**$147,972**
Development Costs	(8,372)	(8,591)
Cash Interest Expense, Net	(2,555)	(4,059)
Exploration Expense	(124)	(323)
Public Company Expense	(3,000)	(3,000)
Non-Recurring (Gain)/Loss	—	1,029
Cash Available for Distribution(3)	**$ 89,586**	**$133,028**
Pro Forma Annualized distributions per unit	$ 2.99	$ 4.43

	Pro Forma	
	Year Ended December 31, 2021	Twelve Months Ended September 30, 2022
	(in thousands, except per unit data)	
Pro Forma Estimated annual cash distributions:		
Distributions on common units held by purchasers in this offering	$14,931	$ 22,171
Distributions on common units held by our Existing Owners	74,655	110,857
Total estimated annual cash distributions	$89,586	$133,028

(1) Includes the forecasted effect of cash settlements of commodity derivative instruments. This amount does not include unrealized commodity derivative gains (losses), as such amounts represent non-cash items and cannot be reasonably estimated in the forecast period.

(2) Adjusted EBITDAX is defined in "Prospectus Summary—Non-GAAP Financial Measures."

(3) Cash available for distribution is defined in "Prospectus Summary—Non-GAAP Financial Measures."

Estimated Cash Available for Distribution for the Twelve Months Ending September 30, 2023

The financial forecast presents, to the best of our knowledge and belief, our expected results of operations, Adjusted EBITDAX and cash available for distribution for the twelve months ending September 30, 2023. Based upon the assumptions and considerations set forth in the table below, we estimate that we will generate $112.4 million in cash available for distribution for the twelve months ending September 30, 2023, which would be sufficient to pay cash distributions of $3.75 per common unit. The number of outstanding common units on which we have based such belief does not include any common units that may be issued under the long-term incentive plan that our general partner is expected to adopt prior to the closing of this offering, including the expected award of 545,000 phantom units (based on the mid-point of the price range set forth on the cover of this prospectus) to certain executives and key employees. Furthermore, the financial forecast assumes that we do not make any acquisitions of properties during the twelve months ending September 30, 2023.

Our Statement of Estimated Adjusted EBITDAX reflects our judgment, as of the date of this prospectus, of conditions we expect to exist and the course of action we expect to take in order to be able to be able to generate cash available for distribution in the amount of $3.75 per common unit, or $112.4 million in the aggregate for the twelve months ending September 30, 2023. The assumptions discussed below under "—Assumptions and Considerations" are those that we believe are significant to our ability to generate the requisite Adjusted EBITDAX. Based on such assumptions, we believe our actual results of operations and cash flow will be sufficient to generate the Adjusted EBITDAX necessary to pay the forecasted aggregate annualized cash distribution. We can, however, give you no assurance that we will generate this amount. There will likely be differences between our estimated Adjusted EBITDAX and our actual results, and those differences could be material. If we fail to generate the estimated Adjusted EBITDAX contained in our forecast, our annualized cash distribution to all of our unitholders may be less than expected. We can give you no assurance that our assumptions will be realized or that we will generate any available cash, in which event we will not be able to pay quarterly cash distributions from our available cash on our common units.

While we do not, as a matter of course, make public projections as to future sales, earnings or other results, our management has prepared the prospective financial information that is the basis of our estimated Adjusted EBITDAX below to substantiate our belief that we will have sufficient cash to pay the forecasted cash distribution on all of our common units for twelve months ending September 30, 2023. This forecast is a forward-looking statement and should be read together with our historical financial statements and the accompanying notes included elsewhere in this prospectus and "Management's Discussion and Analysis of Financial Condition and Results of

Operations.” The accompanying prospective financial information was not prepared with a view toward complying with the published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants with respect to prospective financial information, but, in the view of our management, is substantially consistent with those guidelines and was prepared on a reasonable basis, reflects the best currently available estimates and judgments, and presents, to the best of management’s knowledge and belief, the assumptions and considerations on which we base our belief that we can generate Adjusted EBITDAX necessary for us to pay cash distribution on all of our outstanding common for the twelve months ending September 30, 2023 equal to $3.75 per common unit. Readers of this prospectus are cautioned not to place undue reliance on this prospective financial information. Please read “—Assumptions and Considerations,” including the sensitivity analysis included therein.

The prospective financial information included in this prospectus has been prepared by, and is the responsibility of, our management. KPMG LLP has not compiled, examined or performed any procedures with respect to the accompanying prospective financial information and, accordingly, KPMG LLP does not express any opinion or any other form of assurance with respect thereto. The KPMG LLP reports included in the registration statement relate to our historical financial information. It does not extend to the prospective financial information and should not be read to do so.

When considering our financial forecast, you should keep in mind the risk factors and other cautionary statements under “Risk Factors.” Any of the risks discussed in this prospectus, to the extent they are realized, could cause our actual results of operations to vary significantly from those that would enable us to generate the Adjusted EBITDAX necessary to pay the forecasted aggregate annualized cash distribution on all of our outstanding common units for the twelve months ending September 30, 2023.

We are providing the Statement of Estimated Adjusted EBITDAX to supplement our historical financial statements and in support of our belief that we will have sufficient available cash to pay the forecasted aggregate annualized cash distribution on all of our outstanding common units for the twelve months ending September 30, 2023. Please read below under “—Assumptions and Considerations” for further information about the assumptions we have made for the financial forecast.

We do not undertake any obligation to release publicly the results of any future revisions we may make to this prospective financial information or to update this prospective financial information to reflect events or circumstances after the date of this prospectus. Therefore, you are cautioned not to place undue reliance on this information.

Our Estimated Cash Available for Distribution

The following table shows how we calculate estimated available cash for the twelve months ending September 30, 2023 and for each quarter during that twelve-month period that would be available for distribution to our unitholders. All of the amounts for the twelve months ending September 30, 2023 in the table below are estimates. The assumptions that we believe are relevant to particular line items in the table below are explained in the corresponding footnotes and in “—Assumptions and Considerations.”

Neither our independent registered public accounting firm nor any other independent registered public accounting firm has compiled, examined or performed any procedures with respect to the forecasted financial information contained herein, nor has it expressed any opinion or given any other form of assurance on such information or its achievability, and it assumes no responsibility for such forecasted financial information. Our independent registered public accounting firm’s reports included elsewhere in this prospectus relate to our audited historical financial statements. These reports do not extend to the table and the related forecasted information contained in this section and should not be read to do so.

	Three Months Ending December 31, 2022	Three Months Ending March 31, 2023	Three Months Ending June 30, 2023	Three Months Ending September 30, 2023	Twelve Months Ending September 30, 2023
	(in thousands, except per unit data) (unaudited)				
Estimated Net Income(1)	$ 22,388	$32,101	$22,600	$ 24,750	$101,839
Interest Expense, Net	1,079	461	425	431	2,396
DD&A	12,383	12,320	12,377	12,521	49,601
Impairment Expenses	—	—	—	—	—
Accretion of Discount on Asset Retirement	1,596	1,596	1,596	1,596	6,384
Exploration Expense	48	48	48	48	192
Non-Cash Derivative (Gain)/ Loss(2)	—	—	—	—	—
Other Non-Cash (Gain)/Loss(3)	—	—	—	—	—
Estimated Adjusted EBITDAX(4)	$ 37,494	$46,526	$37,046	$ 39,346	$160,412
Development Costs	(21,511)	(2,998)	(8,295)	(13,279)	(46,083)
Cash Interest Expense, Net	(906)	(289)	(253)	(259)	(1,707)
Exploration Expense	(48)	(48)	(48)	(48)	(192)
Non-Recurring (Gain)/Loss(3)	—	—	—	—	—
Estimated Cash Available for Distribution(5)	$ 15,029	$43,191	$28,450	$ 25,760	$112,430
Estimated Cash distribution per unit	$ 0.50	$ 1.44	$ 0.95	$ 0.86	$ 3.75
Estimated cash distributions(6):					
Distributions on common units held by purchasers in this offering (5,000,000)	$ 2,505	$ 7,198	$ 4,742	$ 4,293	$ 18,738
Distributions on common units held by the Existing Owners (25,000,000)	$ 12,524	$35,993	$23,708	$ 21,467	$ 93,692
Total estimated annual cash distributions	$ 15,029	$43,191	$28,450	$ 25,760	$112,430

(1) Includes the forecasted effect of cash settlements of commodity derivative instruments. This amount does not include unrealized commodity derivative gains (losses), as such amounts represent non-cash items and cannot be reasonably estimated in the forecast period.

(2) Does not include an estimate of unrealized derivative (gain)/loss because the forecast period assumes the commodity prices set forth below under "—Assumptions and Considerations-Operations and Revenue—Prices" remain constant during the period. For additional information regarding the impact of changes in commodity prices, please see "—Sensitivity Analysis" below.

(3) Does not include estimated Non-Cash (Gain) / Loss or Non-Recurring (Gain) / Loss, which cannot be accurately forecasted for future periods.

(4) Adjusted EBITDAX is defined in "Prospectus Summary—Non-GAAP Financial Measures."

(5) Cash available for distribution is defined in "Prospectus Summary—Non-GAAP Financial Measures."

(6) The number of outstanding common units assumed herein does not include any common units that may be issued under the long-term incentive plan that our general partner is expected to adopt prior to the closing of this offering, including the expected award of 545,000 phantom units (based on the mid-point of the price range set forth on the cover of this prospectus) to certain executives and key employees.

Assumptions and Considerations

Based upon the specific assumptions outlined below, we expect to generate cash available for distribution for the twelve months ending September 30, 2023 of approximately $112.4 million.

While we believe that these assumptions are reasonable in light of management's current expectations concerning future events, the forecasted estimates underlying these assumptions are inherently uncertain and are subject to significant business, economic, regulatory, environmental and competitive risks and uncertainties that could cause actual results to differ materially from those we anticipate. If our assumptions are not correct, the amount of actual cash available to pay distributions could be substantially less than the amount we currently estimate, in which event the market price of our common units may decline substantially. When reading this section, you should keep in mind the risk factors and other cautionary statements described under "Risk Factors" and "Forward-Looking Statements." Any of the risks discussed in this prospectus could cause our actual results to vary significantly from our estimates.

Operations and Revenue

Production. Our ability to generate sufficient cash from operations to pay cash distributions to unitholders is a function of two primary variables: (i) production volumes and (ii) commodity prices. Production volumes directly impact our revenue. Any negative effect on production volumes could have a material adverse effect on our business, financial condition, results of operations and cash available for distribution. Our existing production will naturally decline over time as the applicable reservoir is depleted. Our decline rate for our oil and gas properties over the next twelve months in the Permian and San Juan basins, is currently estimated to be approximately 7% and 10%, respectively.

The following table presents historical production volumes for our properties on a pro forma basis for the Vacuum Properties for the year ended December 31, 2021 and the twelve months ended September 30, 2022 and on a forecasted basis for the twelve months ending September 30, 2023:

	Pro Forma Year Ended December 31, 2021	Pro Forma Twelve Months Ended September 30, 2022	Forecasted Twelve Months Ending September 30, 2023
Annual production:			
Oil and condensate (MBbl)	1,779	2,040	2,485
Natural gas liquids (MBbl)	1,137	1,286	1,352
Natural gas (MMcf)	30,674	30,678	31,319
Total (MBoe)	**8,029**	**8,439**	**9,057**
Average net daily production:			
Oil and condensate (MBbl/d)	4.9	5.6	6.8
Natural gas liquids (MBbl/d)	3.1	3.5	3.7
Natural gas (MMcf/d)	84.0	84.0	85.8
Total (MBoe per day)	**22.0**	**23.1**	**24.8**

We estimate that our total oil and natural gas production for the twelve months ending September 30, 2023 will be 24.8 MBoe per day as compared to 22.0 MBoe per day on a pro forma basis for the year ended December 31, 2021 and 23.1 MBoe per day on a pro forma basis for the twelve months ended September 30, 2022. For the month ended September 30, 2022, our average net production was approximately 23.8 MBoe per day. We intend to maintain our forecasted production

level of 24.8 MBoe per day for the twelve months ending September 30, 2023 with cash generated from operations. These estimates include production from the Andrews Parker Acquisition and the Additional Interest Vacuum Acquisition.

Prices. Our results of operations depend on many factors, particularly the price of our commodity production and our ability to market our production effectively. Oil and natural gas prices have historically been volatile and currently are at record or near record-high levels. During the period from January 1, 2021 through December 31, 2022, prices for crude oil and natural gas reached a high of $123.70 per Bbl and $23.86 per MMBtu, respectively, and a low of $47.62 per Bbl and $2.43 per MMBtu, respectively. A future decline in commodity prices may adversely affect our business, financial condition or results of operations. Lower commodity prices may not only decrease our revenues, but also the amount of oil and natural gas that we can produce economically. Lower oil and natural gas prices may also result in a reduction in the borrowing base under our Credit Facility, which is redetermined semi-annually.

The NYMEX WTI, for oil prices, and NYMEX Henry Hub, for gas prices, are widely used benchmarks for the pricing of oil and natural gas in the United States. The price we receive for our oil and natural gas production is generally different than the NYMEX price because of adjustments for delivery location ("*basis*"), relative quality and other factors. The differentials to published oil and natural gas prices are based upon our analysis of the historic price differentials for production from the mineral interests with consideration given to gravity, quality and transportation and marketing costs that may affect these differentials. There is no assurance that these assumed differentials will occur. The table below illustrates the relationship between average oil, natural gas and natural gas liquids realized sales prices and average NYMEX futures prices as of September 30, 2022 on a pro forma basis for the year ended December 31, 2021 and the twelve months ended September 30, 2022 and our forecast for the twelve months ending September 30, 2023:

	Pro Forma Year Ended December 31, 2021	Pro Forma Twelve Months Ended September 30, 2022	Forecasted Twelve Months Ending September 30, 2023
Average oil sales prices (Bbl):			
Average daily NYMEX-WTI oil price	$67.92	$92.86	$80.99
Differential to NYMEX-WTI oil	$ (1.69)	$ 0.44	$ (0.93)
Realized oil sales price (excluding derivatives)	$66.23	$93.30	$80.06
Realized oil sales price (including derivatives)	$66.23	$79.22	$74.95
Average natural gas liquids sales prices (Bbl):			
Average daily NYMEX-WTI oil price	$67.92	$92.86	$80.99
Differential to NYMEX-WTI oil price	38.0%	39.4%	37.1%
Realized natural gas liquids sales price (excluding derivatives)	$25.79	$36.61	$30.07
Realized natural gas liquids sales price (including derivatives)	$25.79	$32.75	$29.22
Average natural gas sales prices (Mcf):			
Average daily NYMEX-Henry Hub natural gas price	$ 3.84	$ 6.54	$ 5.50
Differential to NYMEX-Henry Hub natural gas	0.15	$ (0.55)	$ (0.38)
Realized natural gas sales price (excluding derivatives)	$ 3.99	$ 5.99	$ 5.12
Realized natural gas sales price (including derivatives)	$ 3.99	$ 4.80	$ 4.30

SELECTED HISTORICAL AND PRO FORMA FINANCIAL DATA

The selected historical consolidated financial data set forth below as of and for each of the years ended December 31, 2021 and 2020 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The selected historical consolidated financial data set forth below as of September 30, 2022 and for the nine months ended September 30, 2022 and 2021 are derived from our unaudited financial statements and related notes included elsewhere in this prospectus.

The selected unaudited pro forma financial data as of September 30, 2022 and for the nine months ended September 30, 2022 and the year ended December 31, 2021 are derived from the unaudited pro forma condensed financial statements of TXO Energy Partners included elsewhere in this prospectus. Our unaudited pro forma condensed financial statements give pro forma effect to the following:

- the acquisition of producing properties and a gas processing plant in the Permian Basin in New Mexico and CO_2 assets in Colorado from Chevron in November 2021, which we refer to as the Vacuum Properties;
- the Reorganization Transactions (including the one-for 25.33 Reverse Unit Split); and
- the issuance and sale by us to the public of common units in this offering and the application of the net proceeds as described in "Use of Proceeds."

The unaudited pro forma financial data were prepared as if the items listed above occurred on January 1, 2021, in the case of statement of operations data, or September 30, 2022, in the case of balance sheet data. We have not given pro forma effect to the Andrews Parker Acquisition, the Additional Interest Vacuum Acquisition or to the incremental general and administrative expenses that we expect to incur annually as a result of being a publicly traded partnership.

The unaudited pro forma historical financial data are presented for illustrative purposes only and are not necessarily indicative of the financial position that would have existed or the financial results that would have occurred if this offering and the acquisition of the Vacuum Properties had been consummated on the dates indicated, nor are they necessarily indicative of the financial position or results of our operations in the future. The pro forma adjustments, as described in the notes to the unaudited pro forma condensed combined financial statements, are preliminary and based upon currently available information and certain assumptions that our management believes are reasonable. The selected historical consolidated financial data are qualified in their entirety by, and should be read in conjunction with, the "Management's Discussion and Analysis of Financial Condition and Results of Operations" section included in this prospectus and the consolidated financial statements and related notes and other financial information included in this prospectus. Among other things, those historical financial statements and unaudited pro forma condensed financial statements include more detailed information regarding the basis of presentation for the following information. Historical results are not necessarily indicative of results that may be expected for any future period.

	TXO Energy Partners Historical				TXO Energy Partners Pro Forma	
	Year Ended December 31,		Nine Months Ended September 30,		Year Ended December 31	Nine Months Ended September 30,
(in thousands)	2021	2020	2022	2021	2021	2022
			(unaudited)			
Net income per limited partner unit:						
Basic	$ 1.75	$ (5.44)	$ 0.49	$ 0.84	$ 2.16	$ 0.57
Diluted	$ 1.72	$ (5.44)	$ 0.48	$ 0.83	$ 2.12	$ 0.56
Weighted average number of limited partner units outstanding (basic and diluted):						
Basic	30,000	30,000	30,000	30,000	30,000	30,000
Diluted	30,545	30,545	30,545	30,545	30,545	30,545
Other Financial Data:						
Adjusted EBITDAX	$ 85,348	$ 32,322	$118,628	$ 52,530	$103,637	$118,628
Cash Available for Distribution	$ 72,348	$ 20,132	$105,538	$ 40,610	$ 92,586	$108,032
Cash Flow Data:						
Net cash provided by (used in):						
Operating activities	$ 73,726	$ 18,964	$103,668	$ 47,000		
Investing activities	$(227,801)	$ (16,718)	$ (70,443)	$ (21,415)		
Financing activities	$ 139,689	$ 14,067	$ (29,624)	$ (35,089)		
Balance Sheet Data (at period end):						
Total assets	$ 832,820	$623,940	$901,855	$611,037		$901,855
Total long-term debt	$ 152,100	$151,252	$132,100	$107,100		$ 44,100
Partners' capital	$ 541,359	$303,268	$549,492	$327,937		$637,492

(1) Includes the effect of unrealized losses on commodity derivatives.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with our audited financial statements as of and for the years ended December 31, 2020 and 2021 and the nine months ended September 30, 2022, and related notes thereto, included elsewhere in this prospectus. The following discussion contains forward-looking statements that reflect our future plans, estimates, beliefs and expected performance. These forward-looking statements are dependent upon events, risks and uncertainties that may be outside of our control. Our actual results could differ materially from those disclosed in these forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, market prices for oil and natural gas, production volumes, estimates of proved reserves, capital expenditures, economic and competitive conditions, regulatory changes and other uncertainties, as well as those factors discussed below and elsewhere in this prospectus, particularly in "Risk Factors" and "Forward-Looking Statements," all of which are difficult to predict. In light of these risks, uncertainties and assumptions, the forward-looking events discussed may not occur. We do not undertake any obligation to publicly update any forward-looking statements except as otherwise required by applicable law.

Unless otherwise indicated, throughout this discussion the term "MBoe" refers to thousands of barrels of oil equivalent quantities produced for the indicated period, with natural gas and NGL quantities converted to Bbl on an energy equivalent ratio of six Mcf to one barrel of oil.

Overview

We are an independent oil and natural gas company focused on the acquisition, development, optimization and exploitation of conventional oil, natural gas and natural gas liquid reserves in North America. Our properties are predominately located in the Permian Basin of New Mexico and Texas and the San Juan Basin of New Mexico and Colorado.

As significant owners of the Company, our management has sought to build a business that can generate substantial free cash flow and support distributions to our unitholders. We have grown the business steadily through thoughtful acquisitions and the disciplined development of our assets. We believe we have a proven track record of responsible capital stewardship and risk mitigation. We strive to make every investment—whether acquiring additional assets or the development of our existing portfolio—with the goal of maintaining and, over time, modestly increasing cash flows to drive increased distributions to our unitholders.

We seek to maintain a flat to low growth production profile through a combination of low-risk development and exploitation of our existing properties, which is generally funded by cash flow from operating activities, and acquisitions of primarily producing properties. To date we have been successful in offsetting the natural decline in production from reservoir depletion through acquisitions and drilling, adding more reserves than we produce. Funding sources for our acquisitions have included proceeds from bank borrowings, cash from our partners and cash flow from operating activities. Our development budget was approximately $30.0 million for 2022 and is approximately $30.0 million for 2023.

Market Outlook

The oil and natural gas industry is cyclical and commodity prices are highly volatile. During the period from January 1, 2021 through December 31, 2022, prices for crude oil and natural gas reached a high of $123.70 per Bbl and $23.86 per MMBtu, respectively, and a low of $47.62 per Bbl

and $2.43 per MMBtu, respectively. Oil prices steadily increased through 2021 due to continued recovery in demand before increasing drastically in the first half of 2022 due to further demand, domestic supply reductions, OPEC control measures and market disruptions resulting from the Russia-Ukraine war and sanctions on Russia. Since the Russia-Ukraine conflict first commenced, WTI crude oil prices have trended higher, rising from $92.81 per Bbl on February 24, 2022 to a high of $123.70 per Bbl in March 2022 before declining to $80.26 per Bbl as of December 30, 2022. Natural gas prices reached a high of $9.85 per MMbtu in August 2022 before declining to $4.48 per MMbtu as of December 30, 2022. These prices have been very volatile and experience large swings, sometimes on a day-to-day or week-to-week basis.

We expect the crude oil and natural gas markets will continue to be volatile in the future. Our revenue, profitability and future growth are highly dependent on the prices we receive for our oil and natural gas production. Please see "Risk Factors—Risks Related to the Natural Gas, NGL and Oil Industry and Our Business—Commodity prices are volatile—A sustained decline in commodity prices may adversely affect our business, financial condition or results of operations and our ability to meet our capital expenditure obligations and financial commitments."

Although inflation in the United States had been relatively low for many years, there was a significant increase in inflation beginning in the second half of 2021, which has continued into 2022, due to a substantial increase in the money supply, a stimulative fiscal policy, a significant rebound in consumer demand as COVID-19 restrictions were relaxed, the Russia-Ukraine war and worldwide supply chain disruptions resulting from the economic contraction caused by COVID-19 and lockdowns followed by a rapid recovery. Inflation rose from 5.4% in June 2021 to 7.0% in December 2021 to 7.1% in November 2022 and fell to 6.5% in December 2022. Global, industry-wide supply chain disruptions have resulted in widespread shortages of labor, materials and services. Such shortages have resulted in our facing significant cost increases for labor, materials and services. Principally, commodity costs for steel and chemicals required for drilling, higher transportation and fuel costs and annual wage increases have increased our operating costs for the nine months ended September 30, 2022 compared to the same period in 2021. We also may face shortages of these commodities and labor, which may prevent us from executing on our development plan. We do not expect these shortages and cost increases to reverse in the short term. Typically, as prices for oil and natural gas increase, so do associated costs. Conversely, in a period of declining prices, associated cost declines are likely to lag and may not adjust downward in proportion to prices. We cannot predict the future inflation rate but to the extent inflation remains elevated, we may experience further cost increases in our operations, including costs for drill rigs, workover rigs, tubulars and other well equipment, as well as increased labor costs. If we are unable to recover higher costs through higher commodity prices, our current revenue stream, estimates of future reserves, borrowing base calculations, impairment assessments of oil and natural gas properties, and values of properties in purchase and sale transactions would all be significantly impacted.

We are taking actions to mitigate supply chain and inflationary pressures. We have pre-purchased pipe necessary to drill the remainder of our planned development for 2022. We are working closely with other suppliers and contractors to ensure availability of supplies on site, especially fuel, steel and chemical supplies which are critical to many of our operations. However, these mitigation efforts may not succeed or be insufficient.

Sources of Our Revenue

Our revenues are derived from the sale of our oil, NGLs and natural gas production. Our revenues are influenced by production volumes and realized prices on the sale of oil, NGLs, and natural gas including the effect of our commodity derivative contracts. We sell oil, natural gas and NGLs at a specific delivery point, pay transportation to third parties and receive proceeds from the purchaser with no transportation deduction. As a result, we record transportation costs we pay to

Factors Affecting the Comparability of Our Financial Condition and Results of Operations

Our historical financial condition and results of operations for the periods presented may not be comparable, either from period to period or going forward, primarily for the following reasons:

Property acquisitions

We have completed three significant acquisitions in the past two years that affect the comparability of results of operations between 2020, 2021 and 2022 to some extent. We intend to continue to grow our operations through prudent acquisitions. Additionally, it is possible that we will effect divestitures of certain of our assets. We may enter into acquisitions and/or divestitures in the ordinary course of business that may affect our future operations, including our revenues and operating expenses. The following is a summary of our significant acquisition activity that occurred from the beginning of 2020 to the date of this prospectus:

- *San Juan Acquisition*. The acquisition in June 2020 of producing properties in the San Juan Basin of New Mexico and Colorado for approximately $10.2 million.
- *Vacuum Acquisition*. The acquisition in November 2021 of producing properties and a gas processing plant in the Permian Basin of New Mexico and CO_2 assets in Colorado for approximately $179.3 million.
- *Andrews Parker Acquisition*. The acquisition in December 2021 of producing properties in the Permian Basin of Texas for approximately $43.8 million.
- *Additional Interest Vacuum Acquisition*. The acquisition in August 2022 of additional interest in our producing properties and a gas processing plant in the Permian Basin of New Mexico for approximately $52.6 million.

Supply, demand, market risk and their impact on oil prices.

The oil industry is cyclical and commodity prices are highly volatile. During the period from January 1, 2021 through December 31, 2022, prices for crude oil reached a high of $123.70 per Bbl and a low of $47.62 per Bbl. Crude oil prices were impacted by a variety of factors affecting current and expected supply and demand dynamics, including: strong demand for crude oil, domestic supply reductions, OPEC control measures and market disruptions resulting from the Russia-Ukraine war and sanctions on Russia. Since the Russia-Ukraine conflict first commenced, WTI crude oil prices have trended higher, rising from $92.81 per Bbl on February 24, 2022 to a high of $123.70 per Bbl in March 2022 before declining to $80.26 as of December 30, 2022. Natural gas prices reached a high of $9.85 per MMbtu in August 2022 before declining to $4.48 per MMbtu as of December 30, 2022. These prices experience large swings, sometimes on a day-to-day or week-to-week basis.

Other factors impacting supply and demand include weather conditions, pipeline capacity constraints, inventory storage levels, basis differentials, export capacity, strength of the U.S. dollar as well as other factors, the majority of which are outside of our control. In addition to these uncontrollable influences, there is an ongoing shift of relaxing COVID-19 containment measures worldwide, which may increase economic activity and energy demand. As a result of these external factors, we expect global commodity price volatility will continue throughout 2023. Our revenue, profitability and future growth are highly dependent on the prices we receive for our oil and natural gas production. Please see “Risk Factors—Risks Related to the Natural Gas, NGL and Oil Industry and Our Business—Commodity prices are volatile—A sustained decline in commodity prices may adversely affect our business, financial condition or results of operations and our ability to meet our capital expenditure obligations and financial commitments.”

On a per unit basis, depreciation, depletion, and amortization decreased from $7.71 per Boe sold for the year ended December 31, 2020 to $5.52 per Boe sold for the year ended December 31, 2021. The decrease is primarily related to changes in production mix and the effect of the 2020 impairment discussed below.

Impairment of oil and gas properties

For the year ended December 31, 2020, we recognized an impairment of long-lived assets of $134.1 million for our assets primarily due to a lower net commodity price environment for some of our oil and natural gas assets.

General and administrative

General and administrative ("G&A") expenses increased $5.2 million, or 74%, from $7.0 million for the year ended December 31, 2020 to $12.2 million for the year ended December 31, 2021. The increase is primarily attributable to the increased costs related to the acquired Vacuum properties of $2.7 million as well as decreased COPAS related cost reimbursements.

On a per unit basis, G&A expense increased from $1.27 per Boe sold for the year ended December 31, 2020 to $1.69 per Boe sold for the year ended December 31, 2021. The increase is primarily related to decreased COPAS related cost reimbursements partially offset by increased production.

Other income

Other income increased $14.1 million from $0.1 million for the year ended December 31, 2020 to $14.1 million for the year ended December 31, 2021. The increase is primarily attributable to forgiveness of debt of $9.2 million under the U.S. Government's Paycheck Protection Program from the Small Business Administration, the $3.6 million non-cash gain on sale of properties due to the write off of related asset retirement obligations and the recognition of $2.0 million of CO2 and plant income related to the acquired Vacuum properties partially offset by the $0.6 million write off of certain assets.

Interest expense

Interest expense decreased $2.3 million, or 28%, from $8.2 million for the year ended December 31, 2020 to $5.9 million for the year ended December 31, 2021. The decrease is primarily attributable to decreased borrowings and a lower interest rate.

Liquidity and Capital Resources

Following the consummation of this offering, our primary sources of liquidity and capital will be cash flows generated by operating activities and borrowings under our Credit Facility. Outstanding borrowings under our Credit Facility were $145.0 million at December 31, 2021 and $125.0 million at September 30, 2022, and the remaining availability under our Credit Facility was $20.0 million at December 31, 2021 and $40.0 million at September 30, 2022. Additionally, we had positive net working capital (including cash and excluding the effects of derivative instruments) of $17.6 million at December 31, 2021 and $19.8 million at September 30, 2022. After giving effect to this offering and the use of proceeds as described under "Use of Proceeds" as of September 30, 2022, we would have had $37 million outstanding, $128.0 million available under our Credit Facility (based on the outstanding balance on the Credit Facility subsequent to the offering and the borrowing base as of September 30, 2022) and $11.1 million of cash (based on our cash balance as of September 30, 2022), for total liquidity of $139.1 million.

reduced to 50%. Our Credit Facility prohibits us from hedging more than 90% of our reasonably projected production for any fiscal year. However, from September 30, 2022 through the next scheduled spring redetermination in March 2023, we received a waiver to reduce the hedging requirement from 30 months to 18 months beginning January 1, 2023 and from 50% to 45% of the reasonably anticipated projected production. See Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Revolving credit agreement" for more information. Our policy is to consider hedging a portion of our production at commodity prices management deems attractive.

Our budgets for drilling, completion and recompletion activities and facilities costs were approximately $30 million for 2022 and are approximately $30 million for 2023. We expect to allocate the majority of our 2023 budget to projects focused on enhancing existing production. For the nine months ended September 30, 2022, we made approximately $11.9 million of drilling, completion and recompletion expenditures. We expect to fund these capital expenditures from cash flow from operations.

The amount and timing of these capital expenditures is substantially within our control and subject to management's discretion. We retain the flexibility to defer a portion of these planned capital expenditures depending on a variety of factors, including, but not limited to the prevailing and anticipated prices for oil, NGLs and natural gas, the availability of necessary equipment, infrastructure and capital, seasonal conditions and drilling and acquisition costs. Any postponement or elimination of our development program could result in a reduction of proved reserve volumes, production and cash flow, including distributions to unitholders.

Based on current commodity prices and our drilling success rate to date, we expect to be able to fund our distributions, meet our debt obligations and fund our 2023 capital development programs from cash flow from operations and the net proceeds of this offering.

If cash flow from operations does not meet our expectations, we may reduce our expected level of capital expenditures and/or distributions to unitholders. Alternatively, we may fund these expenditures using borrowings under our Credit Facility, issuances of debt and equity securities or from other sources, such as asset sales. We cannot assure you that necessary capital will be available on acceptable terms or at all. Our ability to raise funds through the incurrence of additional indebtedness could be limited by covenants in our debt arrangements. If we are unable to obtain funds when needed or on acceptable terms, we may not be able to complete acquisitions that may be favorable to us, finance the capital expenditures necessary to maintain our production or proved reserves, or make distributions to unitholders.

Cash flows

The following table summarizes our cash flows for the periods indicated (in thousands):

	For the Year Ended December 31,		For the Nine Months Ended September 30,	
	2021	2020	2022	2021
Net cash provided by operating activities	$ 73,726	$ 18,964	$103,668	$ 47,000
Net cash used by investing activities	(227,801)	(16,718)	(70,443)	(21,415)
Net cash provided by (used in) financing activities	139,689	14,067	(29,624)	(35,089)

operating activities is primarily related to improved prices in 2021 compared to 2020 and increased production as a result of owning the San Juan Basin properties for the entire year and the acquisition of the Vacuum properties in 2021 partially offset by increased costs.

Net cash used in investing activities

Net cash used in investing activities increased $211.1 million for the year ended December 31, 2021 compared to the year ended December 31, 2020 due to an increase in proved property acquisitions of $175.0 million, other property additions of $33.0 million and development costs of $3.4 million partially offset by a decrease in unproved property acquisitions of $0.3 million.

Net cash provided by (used in) financing activities

	For the Year Ended December 31,	
	2021	**2020**
	(in thousands)	
Proceeds from long-term debt	$ 1,437,000	$ 1,932,152
Payments on long-term debt	$(1,427,000)	$(1,968,000)
Proceeds from temporary equity investment	$ —	$ 50,695
Proceeds from partners' investment	$ 132,660	$ —
Debt issuance costs	$ (2,832)	$ (709)
Payment on vesting of restricted units	$ —	$ (40)
Distributions	$ (139)	$ (31)
Net cash provided by financing activities	$ 139,689	$ 14,067

Net cash provided by financing activities increased $125.6 million for the year ended December 31, 2021 compared to the year ended December 31, 2020 due to an increase in proceeds received from partners of $82.0 million and in net borrowings under our credit facility of $45.8 million partially offset by an increase in debt issuance costs of $2.1 million and distributions of $0.1 million.

Revolving credit agreement

On November 1, 2021, we entered into a new four-year, $165 million senior secured credit facility (the "Credit Facility") with certain commercial banks. Our Credit Facility permits us to use proceeds for general partnership purposes including distributions to our unitholders. Our obligations under the Credit Facility are secured by all of our assets, including (i) our interest in Cross Timbers, (ii) all our deposit accounts, securities accounts, and commodities accounts, (iii) any receivables owed to us by the joint venture and (iv) any oil and gas properties owned directly by us and our wholly-owned subsidiaries. The facility has a maturity date of November 1, 2025. We use the facility for general partnership purposes. In connection with entering into the Credit Facility, as of September 30, 2022, we incurred financing fees and expenses of approximately $2.8 million before accumulated amortization of $0.6 million. These costs are being amortized over the life of the Credit Facility. Such amortized expenses are recorded as interest expense on the statements of operations. As of September 30, 2022, we had $125 million in borrowings outstanding under our Credit Facility and $40 million in availability. After giving effect to this offering and the use of proceeds as described under "Use of Proceeds" as of September 30, 2022, we would have had $37 million outstanding and $128 million available under our Credit Facility, based on the outstanding balance on the Credit Facility subsequent to the offering and the borrowing base as of September 30, 2022.

plant in the Permian Basin of New Mexico for approximately $52.6 million (the "Additional Interest Vacuum Acquisition"). As of September 30, 2022, we had 55 (gross) active CO_2 injection wells. Production from our CO_2 wells was 16.3 MMcf/d during the first nine months of 2022.

The Permian Basin is one of the oldest and most prolific producing basins in North America, with proven reserves of over 12.1 billion barrels of oil and 49.9 trillion cubic feet of natural gas as of 2019 according to the U.S. Energy Information Administration ("EIA"). Consisting of approximately 75,000 square miles centered around Midland, Texas, the Permian spans across west Texas and southeast New Mexico. The Permian Basin has been a significant source of oil production in the United States since the 1920s and, according to the EIA, accounted for approximately 41% of all oil production and approximately 15% of all natural gas production in the United States as of December 31, 2021. As of December 31, 2022, 350 rigs were running in the Permian, representing 46% of all land rigs running in the United States according to Baker Hughes rig count data. While horizontal development is the primary focus for many operators, there continues to be significant conventional oil and gas drilling throughout the Permian Basin. Through enhanced oil recovery methods such as CO_2 injection, operators like us are able to unlock incremental additional hydrocarbon production in these older, conventional assets at comparatively lower costs as compared to the drilling and completion costs of horizontal wells.

Our management team believes the development and exploitation of conventional assets in the Permian Basin is among the most economic oil and natural gas plays in the United States. Since completing the 2021 Acquisitions, we have focused our efforts on returning wells to production as well as on other low-risk maintenance projects. As we gain a greater understanding of these recently acquired assets, we expect to increase our drilling and recompletion work. Substantially all of our acreage in the Permian Basin is held by production, which means we do not have to drill any wells to maintain ownership of our leases. We drilled or participated in the drilling of approximately 6 gross wells in the Permian Basin during 2022. Based on current commodity prices, we expect to drill or participate in the drilling of approximately 12 gross wells in 2023. We recompleted 13 gross wells in the Permian Basin in 2022 and expect to recomplete approximately 14 gross wells in 2023. We returned 12 gross wells to production in the Permian Basin in 2022 and expect to return 9 gross wells in 2023. Our decline rate for our Permian Basin properties over the next 12 months is currently estimated to be approximately 7%.

San Juan Basin

We acquired our initial 175,376 gross leasehold and mineral acres in the San Juan Basin in 2012 and 2013. We subsequently acquired 273,187 additional gross leasehold and mineral acres in June 2020.

The San Juan Basin covers approximately 7,500 square miles in northwestern New Mexico, southwestern Colorado, and parts of Utah and Arizona. Primarily producing natural gas, the San Juan Basin has multiple different formation targets including conventional and unconventional tight sands, coalbed methane and shale. The San Juan is one of the oldest producing basins in the United States, with the first conventional natural gas well was drilled in 1921. With the discovery and development of coalbed methane reserves, the San Juan Basin was one of the most prolific natural gas basins in the United States in the 1980s and 1990s. Development activity within the San Juan Basin continued at a significant pace until 2008. With the collapse of commodity prices in 2007, development activity dropped to a very low rate, falling from approximately 40 drilling rigs into 2007 to less than five rigs by 2012. More recently, however, activity within the San Juan Basin has picked up through continued exploration of the unconventional Mancos Shale play. In 2016, the United States Geological Survey ("USGS") estimated that there were 66.3 trillion cubic feet of recoverable natural gas in the Mancos Shale, which is a forty-fold increase from the 1.6 trillion cubic feet of recoverable natural gas estimated by USGS in 2003.

Our San Juan acreage includes substantial, predictable, low-decline natural gas production that provides for relatively stable cash flows. Our decline rate for our San Juan Basin properties over the next 12 months is currently estimated to be approximately 10%. Our existing production comes from primarily coalbed methane wells, in which we own 363,358 gross acres. Substantially all of our acreage in the San Juan Basin is held by production. Additionally, we own 85,205 gross acres in New Mexico in the Mancos Shale. We believe our Mancos Shale properties offer us significant potential upside that is held by production.

We drilled or participated in the drilling of approximately 18 gross wells in the San Juan Basin during 2022. Based on current commodity prices, we expect to drill or participate in the drilling of approximately 22 gross wells in 2023. We do not expect to recomplete any wells in the San Juan Basin in 2022 and 2023. We returned 5 gross wells to production in the San Juan Basin in 2022 and expect to return none in 2023.

For the nine months ended September 30, 2022, our consolidated revenues were derived 48% from oil revenues, 40% from natural gas revenues and 12% from NGL revenues, in each case excluding the unrealized effects of our commodity derivative contracts. After giving effect to unrealized commodity derivative contracts, our revenues were derived 59% from oil revenues, 27% from natural gas revenues and 14% from NGL revenues over the same period. For the nine months ended September 30, 2022, our total average production was 23,265 Boe/d (approximately 25% oil, 59% natural gas, and 16% NGLs). Over the same period, our average production in the Permian Basin was 7,046 Boe/d (approximately 82% oil, 5% natural gas, and 13% NGLs) and our average production in the San Juan Basin was 14,841 Boe/d (approximately 1% oil, 81% natural gas, and 18% NGLs).

Development Plan and Capital Budget

Historically, our business plan has focused on acquiring and then exploiting producing assets. Funding sources for our acquisitions have included proceeds from bank borrowings, cash from our partners and cash flow from operating activities. Our development budget was approximately $30.0 million for 2022 and is approximately $30.0 million for 2023. Much of our development time and capital is spent on workovers, recompletions and field optimizations of existing assets. We expect to use the additional information derived from this exploitation to inform our decisions about additional drilling opportunities to pursue, either in recently acquired assets or new acquisitions. However, over the next 24 months we anticipate that approximately half of our development activity will be focused on drilling new wells, virtually all of which we expect to be conventional, vertical wells.

During 2022, we spent approximately $20 million to drill 21 gross wells (8 net wells) and on related equipment, $6 million on recompletions of existing wells and $2 million on remedial workovers and other maintenance projects. We spent approximately $13 million in the Permian Basin and approximately $15 million in the San Juan Basin in 2022.

We expect to allocate the majority of our 2023 budget to projects focused on enhancing existing production. Based on current commodity prices and our drilling success rate to date, we expect to be able to fund our 2023 capital development programs from cash flow from operations and the net proceeds of this offering. We increased our 2021 capital program to $8.1 million compared to $5.5 million in 2020, primarily in response to the improved oil price environment and the improving global and national economic environment.

Proved Undeveloped Reserves (PUDs)

As of December 31, 2021, our proved undeveloped reserves were composed of 18,397.7 MBbls of oil, and 593.4 MBbls of NGLs and 26,061.0 MMcf of natural gas for a total of 23,334.6 MBoe. PUDs will be converted from undeveloped to developed as the applicable wells begin production.

The following table summarizes our changes in PUDs, for the year ended December 31, 2021 (in MBoe):

Balance, December 31, 2020	**13,946.4**
Purchases of reserves	9,089.5
Revisions of previous estimates	309.1
Transfers to proved developed	(10.4)
Balance, December 31, 2021	**23,334.6**

Revisions of previous estimates of 309.1 MBoe during the year ended December 31, 2021 resulted primarily from higher commodity prices (347 MBoe) partially offset by forecast changes (38 MBoe).

We converted 10.4 MBoe of any proved undeveloped reserves into proved developed reserves in 2021. Costs incurred relating to the development of oil and natural gas reserves were $8.1 million during the year ended December 31, 2021.

We drilled or participated in the drilling of 4 gross wells in the Permian Basin during 2021. We drilled or participated in the drilling of approximately 6 gross wells in the Permian Basin during 2022, and we expect to drill or participate in the drilling of approximately 12 gross wells in the Permian Basin during 2023. In addition, we participated in the drilling of 6 gross wells in the San Juan Basin during 2021. We drilled or participated in the drilling of approximately 18 gross wells in the San Juan Basin during 2022, and we expect to drill or participate in the drilling of approximately 22 gross wells in the San Juan Basin during 2023.

All of our PUD drilling locations are scheduled to be drilled within five years of December 31, 2021. We drilled and completed or participated in the drilling and completion of approximately 3 PUD locations during 2022 We anticipate drilling and completing or participating in the drilling and completion of approximately 51 PUD locations during 2023, 48 during 2024, 59 during 2025 and 57 during 2026. These PUD locations relate to 23.3 MMBoe of PUD reserves. Our development costs relating to the development of our PUDs at December 31, 2021 were expected to be approximately $13.5 million in 2022, and are projected to be $34.9 million in 2023, $39.1 million in 2024, $28.6 million in 2025 and $23.6 million in 2026 for a total of $139.7 million of future development costs. All of these PUD drilling locations are part of a development plan adopted by management. We expect that the substantial cash flow generated by our existing wells, in addition to availability under our Credit Agreement and the proceeds of this offering, will be sufficient to fund our drilling program, maintenance capital expenditures and PUD conversion into proved developed reserves in accordance with our development schedule. Please see “Risk Factors—Risks Related to Our Business and the Oil, Natural Gas and NGL Industry—Reserve estimates depend on many assumptions that may ultimately be inaccurate. Any material inaccuracies in reserve estimates or underlying assumptions will materially affect the quantities and present value of our reserves.”

Summary Compensation Table

The following table sets forth compensation for our NEOs, for the years ended December 31, 2022 and 2021.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)[3]	Value of All Other Compensation ($)[1]	Total Compensation ($)
Bob R. Simpson	2022	—	—	—	—	—
CEO, Chairman, and Director[2]	2021	—	—	—	—	—
Brent W. Clum	2022	262,500	220,000	—	9,150	491,650
President of Business Operations, CFO, and Director	2021	250,000	75,000	2,400,000	8,700	2,733,700
Keith A. Hutton[4]	2022	—	—	—	—	—
President of Production and Development Director	2021	—	—	—	—	—
Scott T. Agosta	2022	280,000	100,000	—	9,150	389,150
Chief Accounting Officer	2021	250,000	50,000	—	8,700	308,700

(1) The amounts disclosed in this column reflect matching contributions made on behalf of employees under our 401(k) plan.

(2) Mr. Simpson was appointed as Chief Executive Officer in July 2022. Mr. Simpson did not receive any compensation in his capacity as Chief Executive Officer or as Chairman and Director of the Board in 2021 or 2022.

(3) Amounts reported represent the aggregate grant date fair value of common units award to the named executive officers in fiscal year 2021, calculated in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718, Compensation – Stock Compensation, calculated based on the fair market value of a common unit as of the grant date and the number of common units subject to award. The assumptions in determining the valuation of the unit awards are found in footnote 11 to the Consolidated Financial Statements.

(4) Mr. Hutton was appointed as President of Production and Development in July 2022, prior to which he served as our Chief Executive Officer. Mr. Hutton did not receive any compensation in his capacity as an officer or director in 2021 or 2022.

Long-Term Incentive Plan

Our general partner intends to adopt the TXO Energy Partners, L.P. 2022 Long-Term Incentive Plan (the "LTIP") under which our general partner may issue long-term equity based awards to directors, officers and employees of our general partner or its affiliates, or to any consultants, affiliates of our general partner or other individuals who perform services for us. These awards will be intended to compensate the recipients thereof based on the performance of our common units and their continued service during the vesting period, as well as to align their long-term interests with those of our unitholders. We will be responsible for the cost of awards granted under the LTIP and all determinations with respect to awards to be made under the LTIP will be made by the board of directors of our general partner or any committee thereof that may be established for such purpose or by any delegate of the board of directors or such committee, subject to applicable law, which we refer to as the plan administrator. We currently expect that the board of directors of our general partner or a committee thereof will be designated as the plan administrator. The following description reflects the terms that are currently expected to be included in the LTIP.

General

The LTIP will provide for the grant, from time to time at the discretion of the board of directors of our general partner or any delegate thereof, subject to applicable law, of cash awards, unit awards, restricted units, phantom units, unit options, unit appreciation rights, distribution equivalent rights, profits interest units and other unit-based awards. The purpose of awards under

Amendment or Termination of Long-Term Incentive Plan

The plan administrator of the LTIP, at its discretion, may terminate the LTIP at any time with respect to the common units for which a grant has not previously been made. The plan administrator of the LTIP also has the right to alter or amend the LTIP or any part of it from time to time or to amend any outstanding award made under the LTIP, provided that no change in any outstanding award may be made that would materially impair the vested rights of the participant without the consent of the affected participant or result in taxation to the participant under Section 409A of the Internal Revenue Code.

Expected Grants in Connection with the Offering

In connection with the closing of this offering, we expect to make awards of 545,000 phantom units with distribution equivalent rights as long-term incentive awards pursuant to the LTIP. These phantom units will vest in one-third increments on each of the first three anniversaries of the pricing date of this offering provided that the recipient remains employed through the anniversary date, and will be settled in common units as soon as reasonably practicable after the vesting date. Distribution equivalents will be paid to holders of outstanding phantom units, including unvested phantom units, on the next payroll dates after the distribution is paid to holders of common units.

All outstanding and unvested phantom units will vest in the event that the officer's employment is terminated without "cause" or by the officer for "good reason" (each as defined in the LTIP and the award agreement) within the two year period following a "change in control" (as defined in the LTIP). Additionally, the Compensation Committee may determine, in its discretion, to vest unvested phantom units in the event that the officer's employment is terminated for reasons other than "cause".

We have approved grants in the following amounts in connection with the closing of this offering, with the number of units underlying the award to be determined by dividing the target award amount by the public offering price set forth on the cover page of this prospectus: $1,000,000 to each of Mr. Clum and Mr. Agosta. In addition, we expect to make grants totaling approximately $8,600,000 to our non-executive officers and certain key employees.

Outstanding Equity Awards at 2022 Year-End

No NEO held an outstanding equity award as of December 31, 2022.

Employment Contracts, Termination of Employment, Change-in-Control Arrangements

We currently do not have any employment agreements or other plans or arrangements with our executive officers that would result in payments to be made by us to an NEO upon the resignation, retirement or any other termination of an NEO's employment or upon a change in control.

Compensation of Directors

Officers or employees of our general partner or its affiliates who also serve as directors will not receive additional compensation for their service as a director of our general partner. The non-employee director compensation program will consist of equity-based awards granted under the LTIP having a value as of the grant date of approximately $60,000 and an additional $30,000 in equity-based award for service as the chair of a committee of the board of directors to be granted in connection with the closing of the offering.

Non-employee directors will also receive reimbursement for out-of-pocket expenses they incur in connection with attending meetings of the board of directors or its committees. Each director will be indemnified for his or her actions associated with being a director to the fullest extent permitted under Delaware law.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth the beneficial ownership of our common units that, upon the consummation of this offering and the related transactions, will be owned by:

- beneficial owners of more than 5% of our common units;
- each named executive officer of our general partner; and
- all directors, director nominees and executive officers of our general partner as a group.

The table assumes the underwriters' option to purchase additional common units from us is not exercised. The percentage of units beneficially owned is based on 30,000,000 common units being outstanding immediately following this offering.

In connection with the Reorganization Transactions prior to this offering each of the Existing Owners will contribute their interests in us to MorningStar Partners II, LP ("MSP II") in exchange for equity interests in MSP II (the "MSP II Units"). The Existing Owners will be entitled to have their MSP II Units exchanged for common units on a one-for-one basis at any time. As a result, the number of common units listed in the table below correlates to the number of MSP II Units the Existing Owners will own immediately prior to and after this offering.

The following table does not include any common units that our directors, director nominees, officers, and certain individuals identified by us may purchase in this offering through the directed unit program described under "Underwriting."

Name of Beneficial Owner(1)	Common Units to be Beneficially Owned	Percentage of Common Units to be Beneficially Owned
5% Unitholders:		
Global Endowment Management, LP(2)	4,713,962	16%
Luther King Capital Management(3)	3,295,474	11%
Named Executive Officers, Directors and Director Nominees		
Bob R. Simpson	4,123,110	14%
Brent W. Clum	279,406	1%
Keith A. Hutton	2,942,215	10%
Scott T. Agosta	58,462	—
Phillip R. Kevil	9,584	—
Rick J. Settle	11,716	—
J. Luther King, Jr.(3)	3,295,474	11%
Bill H. Adams III	54,284	—
All executive officers, directors and director nominees as a group (8 persons)	10,774,251	36%

(1) Beneficial ownership is determined under the rules of the SEC and generally includes voting or investment power with respect to securities. Each of the holders listed has sole voting and investment power with respect to the common units beneficially owned by the holder unless noted otherwise, subject to community property laws where applicable. Unless otherwise noted, the address for each beneficial owner listed below is 400 W 7th St., Fort Worth, TX 76102.

(2) Represents (i) 1,670,731 common units held by GEF-DTOE, Inc. and (ii) 3,043,232 common units held by GEF-PUE, LP. Global Endowment Management, LP controls the investment decisions of each of GEF-DTOE, Inc. and GEF-PUE, LP, and J. Porter Durham, Jr. has management control over Global Endowment Management, LP and accordingly may be deemed to share beneficial ownership of the common units held by each of GEF-DTOE, Inc. and GEF-PUE, LP. J. Porter Durham, Jr. disclaims beneficial ownership of such common units. The principal address for each of the above referenced entities is c/o Global Endowment Management, LP 224 W. Tremont Ave. Charlotte, NC 28203.

(3) Represents (i) 1,189,400 common units held by LKCM Investment Partnership, L.P, and (ii) 1,372,130 common units held by PDLP Morningstar, LLC, a wholly owned subsidiary of LKCM Private Discipline Master Fund, SPC.

LKCM Investment Partnership GP, LLC is the general partner of LKCM Investment Partnership, L.P., and J. Luther King, Jr. serves as the President and has voting and investment power over the securities held by LKCM Investment Partnership GP, LLC. LKCM Private Discipline Management, L.P. is the sole holder of management shares of LKCM Private Discipline Master Fund, SPC and J. Luther King has voting and investment power over the securities held by LKCM Private Discipline Management L.P.

Accordingly, J. Luther King may be deemed to share beneficial ownership of the common units held by each of LKCM Investment Partnership, L.P. and PDLP Morningstar, J. Luther King disclaims beneficial ownership of such common units. The principal address for each of the above referenced entities is 301 Commerce Street, Suite 1600, Fort Worth, Texas 76102.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Upon the consummation of this offering, assuming the underwriters do not exercise their option to purchase additional common units, the Founders will own 8,028,129 common units representing an approximate 27% limited partner interest in us, and MSOG, which is owned by the Founders, will own and control our general partner. The Founders, who own MSOG, will indirectly appoint all of the directors of our general partner, which will own a non-economic general partner interest in us. These percentages do not reflect any common units that may be issued under the long-term incentive plan that our general partner expects to adopt prior to the closing of this offering.

Distributions and Payments to Our General Partner and Its Affiliates

The following table summarizes the distributions and payments to be made by us to our general partner and its affiliates in connection with our formation, ongoing operation and liquidation. These distributions and payments were determined by and among affiliated entities and, consequently, were not the result of arm's length negotiations.

Operational Stage

Distributions of available cash to affiliates of our general partner	We make cash distributions to our unitholders, including affiliates of our general partner, pro rata. Upon completion of this offering, the affiliates of our general partner will own 11,457,649 common units, representing approximately 38% of our outstanding common units and would receive a pro rata percentage of the cash distributions that we distribute in respect thereof.
Payments to our general partner and its affiliates	Our general partner will not receive a management fee or other compensation for its management of our partnership, but we will reimburse our general partner and its affiliates for costs and expenses they incur and payments they make on our behalf. Our partnership agreement does not set a limit on the amount of expenses for which our general partner may be reimbursed. These expenses include salary, bonus, incentive compensation and other amounts paid to persons who perform services for us or on our behalf and expenses allocated to our general partner by its affiliates. Our partnership agreement provides that our general partner will determine the expenses that are allocable to us.
Withdrawal or removal of our general partner	If our general partner withdraws or is removed, its non-economic general partner interest will either be sold to the new general partner for cash or converted into common units, in each case for an amount equal to the fair market value of those interests. Please read "Our Partnership Agreement—Withdrawal or Removal of Our General Partner."

Limited Voting Rights

The following is a summary of the unitholder vote required for each of the matters specified below. Matters that call for the approval of a "unit majority" require the approval of a majority of the common units.

Various matters require the approval of a "unit majority," which means:

- the approval of a majority of the outstanding common units.

At the closing of this offering, the affiliates of our general partner (including the Founders) will have the ability to significantly influence the passage of, as well as the ability to significantly influence the defeat of, any amendment which requires a unit majority by virtue of their approximately 38% ownership of our common units.

In voting their common units, our general partner and its affiliates (including the Founders) will have no duty or obligation whatsoever to us or the limited partners, including any duty to act in good faith or in the best interests of us or our limited partners, other than the implied contractual covenant of good faith and fair dealing. The holders of a majority of the common units (including common units deemed owned by our general partner and its affiliates) entitled to vote at the meeting, represented in person or by proxy shall constitute a quorum at a meeting of common unitholders, unless any such action requires approval by holders of a greater percentage of such units in which case the quorum shall be such greater percentage.

Issuance of additional units	No approval right. Please read "—Issuance of Additional Partnership Interests."
Amendment of the partnership agreement	Certain amendments may be made by our general partner without the approval of the unitholders. Other amendments generally require the approval of a unit majority. Please read "—Amendment of the Partnership Agreement."
Merger of our partnership or the sale of all or substantially all of our assets	Unit majority, in certain circumstances. Please read "—Merger, Consolidation, Sale or Other Disposition of Assets."
Dissolution of our partnership	Unit majority. Please read "—Termination and Dissolution."
Continuation of our business upon certain events of dissolution	Unit majority. Please read "—Termination and Dissolution."
Withdrawal of our general partner	Under most circumstances, the approval of a majority of the outstanding common units, excluding common units held by our general partner and its affiliates (including the Founders), is required for the withdrawal of our general partner in a manner that would cause a dissolution of our partnership. Please read "—Withdrawal or Removal of Our General Partner."

Removal of our general partner	Not less than 66⅔% of the outstanding common units, including units held by our general partner and its affiliates (including the Founders), voting as a single class. Please read "—Withdrawal or Removal of Our General Partner."
Transfer of our general partner interest	Our general partner may transfer any or all of its general partner interest in us without a vote of our unitholders. Please read "—Transfer of General Partner Interest."
Transfer of ownership interests in our general partner	No unitholder approval required. Please read "—Transfer of Ownership Interests in Our General Partner."
Election to be treated as a corporation	No approval right. Please read "—Election to be Treated as a Corporation."

The limited liability company agreement of our general partner provides that the board of directors of our general partner will not take any action without approval of MSOG, the sole member of our general partner, with respect to an extraordinary matter that would have, or would reasonably be expected to have, a material effect, directly or indirectly, on MSOG's interests in our general partner. Extraordinary matters include, but are not limited to:

- the commencement of any action relating to bankruptcy, insolvency, reorganization or relief of debtors by our general partner, us or any of our subsidiaries or joint ventures,
- a merger, consolidation, recapitalization or similar transaction involving our general partner, us or any of our material subsidiaries or joint ventures,
- a sale, exchange or other transfer not in the ordinary course of business of a substantial portion of the assets of ours, our general partner or any of our subsidiaries or joint ventures, viewed on a consolidated basis, in one or a series of related transactions,
- the issuance or repurchase of any equity interests in our general partner or a joint venture,
- a dissolution or liquidation of our general partner, us or any of our material subsidiaries or joint ventures, and
- any material amendment of the governing documents of a joint venture, or a transfer, sale or other disposition of by us, our general partner or any of our subsidiaries of equity interests in a joint venture.

Applicable Law; Forum, Venue and Jurisdiction

Our partnership agreement is governed by Delaware law. Our partnership agreement requires that any claims, suits, actions or proceedings:

- arising out of or relating in any way to the partnership agreement (including any claims, suits or actions to interpret, apply or enforce the provisions of the partnership agreement or the duties, obligations or liabilities among limited partners or of limited partners to us, or the rights or powers of, or restrictions on, the limited partners or us);
- brought in a derivative manner on our behalf;
- asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of us or our general partner, or owed by our general partner, to us or the limited partners;

The provisions of our partnership agreement preventing the amendments having the effects described in any of the clauses above can be amended upon the approval of the holders of at least 90% of the outstanding units voting together as a single class (including units owned by our general partner and its affiliates (including the Founders)). Upon the consummation of this offering, affiliates of our general partner (including the Founders) will own an aggregate of approximately 38% of our outstanding common units, (excluding any common units purchased by our directors , executive officers and certain individuals identified by us) under our directed unit program), representing an aggregate of approximately 38% of our outstanding limited partnership units.

No Limited Partner Approval

Our general partner may generally make amendments to our partnership agreement without the approval of any limited partner to reflect:

- a change in our name, the location of our principal place of business, our registered agent or our registered office;
- the admission, substitution, withdrawal or removal of partners in accordance with our partnership agreement;
- a change that our general partner determines to be necessary or appropriate for us to qualify or to continue our qualification as a limited partnership or other entity in which the limited partners have limited liability under the laws of any state or to ensure that neither we, nor our subsidiaries will be treated as an association taxable as a corporation or otherwise taxed as an entity for federal income tax purposes, except as otherwise provided below under "—Election to be Treated as a Corporation";
- a change in our fiscal year or taxable year and related changes;
- an amendment that is necessary, in the opinion of our counsel, to prevent us or our general partner or the directors, officers, agents or trustees of our general partner from being subjected, in any manner, to the provisions of the Investment Company Act of 1940, the Investment Advisers Act of 1940, or "plan asset" regulations adopted under the Employee Retirement Income Security Act of 1974, or ERISA, whether or not substantially similar to plan asset regulations currently applied or proposed by the U.S. Department of Labor;
- an amendment that sets forth the designations, preferences, rights, powers and duties of any class or series of additional partnership securities or rights to acquire partnership securities, that our general partner determines to be necessary or appropriate or advisable for the authorization or issuance of additional partnership securities or rights to acquire partnership securities;
- any amendment expressly permitted in our partnership agreement to be made by our general partner acting alone;
- an amendment effected, necessitated or contemplated by a merger agreement or plan of conversion that has been approved under the terms of our partnership agreement;
- any amendment that our general partner determines to be necessary or appropriate to reflect and account for the formation by us of, or our investment in, any corporation, partnership, limited liability company, joint venture or other entity, as otherwise permitted by our partnership agreement;

units held by our general partner and its affiliates (including the Founders), and we receive an opinion of counsel regarding limited liability and tax matters. Any removal of our general partner is also subject to the approval of a successor general partner by the vote of the holders of a majority of our outstanding common units. The ownership of more than 33 1/3% of our outstanding units by our general partner and its affiliates (including the Founders) would give them the practical ability to prevent our general partner's removal. Upon the consummation of this offering, affiliates of our general partner (including the Founders) will own an aggregate of approximately 38% of our outstanding common units, (excluding any common units purchased by our directors, executive officers and certain individuals identified by us) under our directed unit program), representing approximately 38% of our outstanding limited partnership units.

Our partnership agreement also provides that if our general partner is removed as our general partner under circumstances where cause does not exist our general partner will have the right to convert its general partner interest into common units or to receive cash from the successor general partner in exchange for those interests based on the fair market value of the interests at the time.

In the event of removal of our general partner under circumstances where cause exists or withdrawal of our general partner where that withdrawal violates our partnership agreement, a successor general partner will have the option to purchase the departing general partner's general partner interest for a cash payment equal to the fair market value of those interests. Under all other circumstances where our general partner withdraws or is removed by the limited partners, the departing general partner will have the option to require the successor general partner to purchase the general partner interest of the departing general partner for fair market value. In each case, this fair market value will be determined by agreement between the departing general partner and its affiliate and the successor general partner. If no agreement is reached, an independent investment banking firm or other independent expert selected by the departing general partner and its affiliate and the successor general partner will determine the fair market value. If the departing general partner and its affiliate and the successor general partner cannot agree upon an expert, then an expert chosen by agreement of the experts selected by each of them will determine the fair market value.

If the option described above is not exercised by either the departing general partner or the successor general partner, the departing general partner's general partner interest will automatically convert into common units equal to the fair market value of those interests as determined by an investment banking firm or other independent expert selected in the manner described in the preceding paragraph.

In addition, we will be required to reimburse the departing general partner for all amounts due the departing general partner, including, without limitation, all employee-related liabilities, including severance liabilities, incurred for the termination of any employees employed by the departing general partner or its affiliates for our benefit.

Transfer of General Partner Interest

Our general partner may transfer all or any of its general partner interest to an affiliate or a third party without the approval of our unitholders. As a condition of this transfer, the transferee must, among other things, assume the rights and duties of our general partner, agree to be bound by the provisions of our partnership agreement and furnish an opinion of counsel regarding limited liability and tax matters.

Our general partner and its affiliates (including the Founders) may at any time transfer common units to one or more persons without unitholder approval.

UNITS ELIGIBLE FOR FUTURE SALE

After the sale of the common units offered hereby, the Existing Owners will hold an aggregate of 25,000,000 common units. The sale of these units could have an adverse impact on the price of the common units or on any trading market that may develop.

The common units sold in this offering will generally be freely transferable without restriction or further registration under the Securities Act, except that any common units owned by an "affiliate" of ours may not be resold publicly except in compliance with the registration requirements of the Securities Act or under an exemption under Rule 144 or otherwise. Additionally, any common units purchased in this offering by officers and directors of our general partner under the directed unit program will be subject to the lock-up restrictions described below. Rule 144 permits securities acquired by an affiliate of the issuer to be sold into the market in an amount that does not exceed, during any three-month period, the greater of:

- 1.0% of the total number of the securities outstanding; or
- the average weekly reported trading volume of the common units for the four calendar weeks prior to the sale.

Sales under Rule 144 are also subject to specific manner of sale provisions, holding period requirements, notice requirements and the availability of current public information about us. A unitholder who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned his common units for at least six months (provided we are in compliance with the current public information requirement) or one year (regardless of whether we are in compliance with the current public information requirement), would be entitled to sell those common units under Rule 144 without regard to the volume limitations, manner of sale provisions and notice requirements of Rule 144.

Our Partnership Agreement and Registration Rights

Our partnership agreement provides that we may issue an unlimited number of limited partner interests of any type without a vote of the unitholders. Any issuance of additional common units or other equity interests would result in a corresponding decrease in the proportionate ownership interest in us represented by, and could adversely affect the cash distributions to and market price of, our common units then outstanding. Please read "The Partnership Agreement—Issuance of Additional Partnership Interests."

Under our partnership agreement, our general partner and its affiliates, including the Founders, have the right to cause us to register under the Securities Act and applicable state securities laws the offer and sale of any common units or other partnership interests that they hold, which we refer to as registerable securities. Subject to the terms and conditions of our partnership agreement, these registration rights allow our general partner and its affiliates or their assignees holding any registerable securities to require registration of such registerable securities and to include any such registerable securities in a registration by us of common units or other partnership interests, including common units or other partnership interests offered by us or by any unitholder. Our general partner and its affiliates will continue to have these registration rights for two years following the withdrawal or removal of our general partner. In connection with any registration of units held by our general partner or its affiliates, we will indemnify each unitholder participating in the registration and its officers, directors, and controlling persons from and against any liabilities under the Securities Act or any applicable state securities laws arising from the registration statement or prospectus. We will bear all costs and expenses incidental to any registration, excluding any underwriting discounts. Except as described below, our general partner and its affiliates may sell their common units or other partnership interests in private transactions at any time, subject to compliance with applicable laws.

UNDERWRITING

Raymond James & Associates, Inc. and Stifel, Nicolaus & Company, Incorporated are acting as representatives of each of the underwriters named below. Subject to the terms and conditions set forth in an underwriting agreement dated the date of this prospectus, we have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from us, the number of our common units set forth opposite its name below.

Underwriters	Number of Common Units
Raymond James & Associates, Inc.	
Stifel, Nicolaus & Company, Incorporated	
Janney Montgomery Scott LLC	
Capital One Securities, Inc.	
Total	5,000,000

Subject to the terms and conditions set forth in the underwriting agreement, the underwriters have agreed, severally and not jointly, to purchase all of our common units (other than those covered by the underwriters' option to purchase additional common units described below) sold under the underwriting agreement. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the non-defaulting underwriters may be increased or the underwriting agreement may be terminated.

We have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

The underwriters are offering our common units, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the common units, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officers' certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Underwriting Discounts and Expenses

The representatives have advised us that the underwriters propose initially to offer our common units to the public at the public offering price set forth on the cover page of this prospectus and to dealers at that price less a concession not in excess of $ per common unit. After this offering, the public offering price, concession or any other term of this offering may be changed.

The following table shows the public offering price, underwriting discount and proceeds before expenses to us. The information assumes either no exercise or full exercise by the underwriters of their option to purchase additional common units.

	Per Unit	Without Option	With Option
Public offering price	$	$	$
Underwriting discount	$	$	$
Proceeds, before expenses, to us	$	$	$

The estimated expenses of this offering payable by us, exclusive of the underwriting discount, are approximately $5,000,000. We will reimburse the underwriters for certain reasonable out-of-pocket expenses not to exceed $ in the aggregate.

Over-Allotment Option

We have granted an option to the underwriters to purchase up to an aggregate of 750,000 additional common units at the public offering price, less the underwriting discount. The underwriters may exercise this option at any time or from time to time for 30 days from the date of this prospectus solely to cover any over-allotments. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the underwriting agreement, to purchase a number of additional common units proportionate to that underwriter's initial amount as reflected in the above table.

No Sales of Similar Securities

The directors and executive officers of our general partner, and their respective affiliates have agreed with the underwriters not to offer, sell, transfer or otherwise dispose of any common units or any securities convertible into or exercisable or, exchangeable for, exercisable for, or repayable with common units, for a period of 180 days after the date of this prospectus without first obtaining the written consent of the representatives. Specifically, we and these other persons have agreed, with certain limited exceptions, not to directly or indirectly:

- offer, pledge, sell or contract to sell any common units;
- sell any option or contract to purchase any common units;
- purchase any option or contract to sell any common units;
- grant any option, right or warrant for the sale of any common units;
- lend or otherwise dispose of or transfer any common units;
- file or cause to be filed any registration statement related to the common units; or
- enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any common units whether any such swap or other agreement is to be settled by delivery of common units or other securities, in cash or otherwise.

This lock-up provision applies to common units and to securities convertible into or exchangeable or exercisable for or repayable with common units. It also applies to common units owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition.

Raymond James & Associates, Inc. and Stifel, Nicolaus & Company, Incorporated may release any of the common units and other securities subject to the lock-up agreements described above in whole or in part subject to the below considerations. When determining whether or not to release common units from lock-up agreements, Raymond James & Associates, Inc. and Stifel, Nicolaus & Company, Incorporated will consider, among other factors, the unitholders' reasons for requesting the release, the number of common units for which the release is being requested and market conditions at the time. However, Raymond James & Associates, Inc. and Stifel, Nicolaus & Company, Incorporated have informed us that, as of the date of this prospectus, there are no agreements between them and any party that would allow such party to transfer any common units, nor do they have any intention at this time of releasing any of the common units subject to the lock-up agreements, prior to the expiration of the lock-up period.

Listing

We have applied to list our common units on the NYSE under the symbol "TXO." In order to meet the requirements for listing on that exchange, the underwriters will undertake to sell a minimum number of our common units to a minimum number of beneficial owners as required by the NYSE.

Determination of Offering Price

Before this offering, there has been no public market for our common units. The public offering price will be determined through negotiations between us and the representatives. In addition to prevailing market conditions, the factors to be considered in determining the public offering price are:

- the information set forth in this prospectus and otherwise available to the underwriters;
- the valuation multiples of publicly traded companies that the representatives believe to be comparable to us;
- our financial information;
- the history of, and the prospects for, our company and the industry in which we compete;
- the ability of our management;
- an assessment of our general partner, its past and present operations, and the prospects for, and timing of, our future revenues;
- the present state of our development;
- the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours; and
- other factors deemed relevant by the underwriters and us.

An active trading market for our common units may not develop or, if developed, be maintained or be liquid. It is also possible that after this offering our common units will not trade in the public market at or above the public offering price.

The underwriters do not expect to sell more than % of the common units in the aggregate to accounts over which they exercise discretionary authority.

Directed Unit Program

At our request, the underwriters have reserved for sale, at the initial offering price, up to 10% of the common units being offered by this prospectus for sale to our directors, executive officers and certain individuals identified by us. The number of common units available for sale to the general public will be reduced to the extent such persons purchase such reserved common units. Any reserved common units not so purchased will be offered by the underwriters to the general public on the same basis as the other common units offered hereby. Participants in the directed unit program who are employees of the Partnership will be required to sign a lock-up agreement with respect to any common units sold to them under the program. Any common units sold in the directed unit program to our directors and executive officers will be subject to the 180-day lock-up agreements described above. We have agreed to indemnify Raymond James & Associates, Inc. and Stifel, Nicolaus & Company, Incorporated and the underwriters in connection with the directed unit program, including for the failure of any participant to pay for its common units.

TXO ENERGY PARTNERS, L.P.
PRO FORMA FINANCIAL STATEMENTS
(Unaudited)

Introduction

TXO Energy Partners, L.P. (the "Company" or "TXO Energy") is the new name of MorningStar Partners, L.P. ("MorningStar"). The Company's business is to engage in oil and natural gas exploration and production. The unaudited pro forma financial statements have been prepared in accordance with Article 11 of Regulation S-X, using assumptions set forth in the notes to the unaudited pro forma financial statements. The following unaudited pro forma financial statements of the Company reflect the historical results of MorningStar, on a pro forma basis to give effect to the following transactions, which are described in further detail below, as if they had occurred on September 30, 2022, for pro forma balance sheet purposes, and on January 1, 2021, for pro forma statement of operations purposes:

- in the case of the unaudited pro forma statements of operations, the acquisition of producing properties and a gas processing plant in the Permian Basin of New Mexico and CO_2 assets in Colorado from Chevron for approximately $179.3 million (the Vacuum Properties) as described in Note 2 to the historical audited financial statements of MorningStar included elsewhere in this prospectus;
- the Reorganization Transactions as described in "Prospectus Summary—Reorganization Transactions and Partnership Structure" elsewhere in this prospectus; and
- the initial public offering of common units and the use of the net proceeds therefrom as described in "Use of Proceeds" (the "Offering"). For purposes of the unaudited pro forma financial statements, the Offering is defined as the planned issuance and sale to the public of 5,000,000 common units of the Company at the initial public offering price of $20.00 per common unit as contemplated by this prospectus and the application by the Company of the net proceeds from such issuance as described in "Use of Proceeds." The net proceeds from the sale of the common units are expected to be $88.0 million, net of underwriting discounts of $7 million and other offering costs of $5.0 million.

The unaudited pro forma balance sheet of the Company is based on the historical balance sheet of MorningStar as of September 30, 2022 and includes pro forma adjustments to give effect to the described transactions as if they had occurred on September 30, 2022. The unaudited pro forma statements of operations of the Company are based on the audited historical statement of operations of MorningStar for the year ended December 31, 2021, and the unaudited historical statement of operations of MorningStar for the nine months ended September 30, 2022, both having been adjusted to give effect to the described transactions as if they occurred on January 1, 2021.

The pro forma data presented reflect events directly attributable to the described transactions and certain assumptions the Company believes are reasonable. The pro forma data are not necessarily indicative of financial results that would have been attained had the described transactions occurred on the date indicated or which could be achieved in the future because they necessarily exclude various operating expenses, such as incremental general and administrative expenses associated with being a public company. The adjustments are based on currently available information and certain estimates and assumptions. Therefore, the actual adjustments may differ from the pro forma adjustments. However, management believes that the assumptions provide a reasonable basis for presenting the significant effects of the transactions as contemplated and the pro forma adjustments give appropriate effect to those assumptions and are properly applied in the unaudited financial statements.

TXO ENERGY PARTNERS, L.P.
PRO FORMA BALANCE SHEET
September 30, 2022

(in thousands)

	MorningStar Partners, L.P. Historical	Offering	Pro Forma
ASSETS			
Current Assets:			
Cash and cash equivalents	$ 11,148	$ —	$ 11,148
Accounts receivable, net	49,424	—	49,424
Derivative fair value	2,900	—	2,900
Other	10,888	—	10,888
Total Current Assets	74,360	—	74,360
Property and Equipment, at cost—successful efforts method:			
Proved properties	1,448,108	—	1,448,108
Unproved properties	18,726	—	18,726
Other	82,017	—	82,017
Total Property and Equipment	1,548,851	—	1,548,851
Accumulated depreciation, depletion and amortization	(734,409)	—	(734,409)
Net Property and Equipment	814,442	—	814,442
Other Assets:			
Note receivable from related party	7,130	—	7,130
Derivative fair value	187	—	187
Other	5,736	—	5,736
Total Other Assets	13,053	—	13,053
TOTAL ASSETS	$ 901,855	$ —	$ 901,855
LIABILITIES AND PARTNERS' CAPITAL			
Current Liabilities:			
Accounts payable	$ 13,031	$ —	$ 13,031
Accrued liabilities	36,248	—	36,248
Derivative fair value	39,967	—	39,967
Asset retirement obligation, current portion	2,404	—	2,404
Total Current Liabilities	91,650	—	91,650
Long-term Debt	132,100	(88,000)(a)	44,100
Other Liabilities:			
Asset retirement obligation	110,296	—	110,296
Derivative fair value	17,559	—	17,559
Other liabilities	758	—	758
Total Other Liabilities	128,613	—	128,613
Commitments and Contingencies			
Partners' Capital:			
Partners' capital	549,492	88,000(a)	637,492
Total Partners' Capital	549,492	88,000	637,492
TOTAL LIABILITIES AND PARTNERS' CAPITAL	$ 901,855	$ —	$ 901,855

The accompanying notes are an integral part of these unaudited pro forma financial statements.

TXO ENERGY PARTNERS, L.P.
Pro Forma Statements of Operations for the Year Ended December 31, 2021
(Unaudited)

(in thousands, except for per unit information)

	MorningStar Partners, L.P. Historical	Vacuum Properties	Offering	Pro Forma
		(b)		
REVENUES				
Oil and condensate	$ 69,971	$48,215	$—	$118,186
Natural gas liquids	27,875	1,935	—	29,810
Gas	130,498	178	—	130,676
Total Revenues	228,344	50,328	—	278,672
EXPENSES				
Production	69,256	30,150	—	99,406
Exploration	124	—	—	124
Taxes, transportation and other	58,040	5,062	—	63,102
Depreciation, depletion, and amortization	39,889	7,761(c)	—	47,650
Accretion of discount in asset retirement obligation	4,670	292(d)	—	4,962
General and administrative	12,175	—	—	12,175
Total Expenses	184,154	43,265	—	227,419
OPERATING INCOME	44,190	7,063	—	51,253
OTHER INCOME (EXPENSE)				
Other income	14,139	3,173	—	17,312
Interest income	16	—	—	16
Interest expense	(5,870)	1,947(e)	—	(3,923)
Other Income	8,285	5,120	—	13,405
NET INCOME	$ 52,475	$12,183	$—	$ 64,658
NET INCOME PER COMMON UNIT(f)				
Basic	$ 1.75	$ 0.41	$—	$ 2.16
Diluted	$ 1.72	$ 0.40	$—	$ 2.12
WEIGHTED AVERAGE COMMON UNITS OUTSTANDING(f)				
Basic	30,000	30,000	—	30,000
Diluted	30,545	30,545	—	30,545

The accompanying notes are an integral part of these unaudited pro forma financial statements.

TXO ENERGY PARTNERS, L.P.
Pro Forma Statements of Operations for the Nine Months Ended September 30, 2022
(Unaudited)

(in thousands, except for per unit information)

	MorningStar Partners, L.P. Historical	Offering	Pro Forma
REVENUES			
Oil and condensate	$120,703	$ —	$120,703
Natural gas liquids	29,268	—	29,268
Gas	54,067	—	54,067
Total Revenues	204,038	—	204,038
EXPENSES			
Production	93,961	—	93,961
Exploration	281	—	281
Taxes, transportation and other	72,993	—	72,993
Depreciation, depletion, and amortization	30,329	—	30,329
Accretion of discount in asset retirement obligation	4,508	—	4,508
General and administrative	572	—	572
Total Expenses	202,644	—	202,644
OPERATING INCOME	1,394	—	1,394
OTHER INCOME (EXPENSE)			
Other income	18,677	—	18,677
Interest income	68	—	68
Interest expense	(5,526)	2,494(e)	(3,032)
Other Income	13,219	2,494	15,713
NET INCOME	$ 14,613	$ 2,494	$ 17,107
NET LOSS PER COMMON UNIT(f)			
Basic	$ 0.49	$ 0.08	$ 0.57
Diluted	$ 0.48	$ 0.08	$ 0.56
WEIGHTED AVERAGE COMMON UNITS OUTSTANDING(f)			
Basic	30,000	30,000	30,000
Diluted	30,545	30,545	30,545

The accompanying notes are an integral part of these unaudited pro forma financial statements.

TXO ENERGY, LLC
Notes to Pro Forma Financial Statements

1. BASIS OF PRESENTATION, CORPORATE REORGANIZATION AND THE OFFERING

The historical financial information is derived from the financial statements of MorningStar included elsewhere in this prospectus. For purposes of the unaudited pro forma balance sheet, it is assumed that the acquisition of the Vacuum Properties had taken place on September 30, 2022. For purposes of the unaudited pro forma statements of operations, it is assumed all transactions had taken place on January 1, 2021.

Upon closing the Offering, the Company expects to incur direct, incremental general and administrative expenses as a result of being publicly traded, including, but not limited to, costs associated with annual and quarterly reports to unitholders, tax return preparation, independent auditor fees, incremental legal fees, investor relations activities, registrar and transfer agent fees, incremental director and officer liability insurance costs, and independent director compensation. The Company estimates these direct, incremental general and administrative expenses initially will total approximately $3.0 million per year. These direct, incremental general and administrative expenditures are not reflected in the historical financial statements or in the unaudited pro forma financial statements.

Prior to the offering MorningStar Partners, L.P. will be renamed TXO Energy Partners, L.P. in connection with the reorganization transactions as described herein. Following this offering and the corporate reorganization described below, TXO Energy will be a holding company, whose sole material assets will consist of equity interests in operating subsidiaries that own, directly or indirectly, all of our operating assets. After the consummation of the corporate reorganization, TXO Energy GP, LLC (the “General Partner”) will be the sole general partner of the Company. The General Partner will also be responsible for all operational, management and administrative decisions relating to the Company’s business and will consolidate the financial results of the Company and its subsidiaries and as well as its proportionate share of the Cross Timbers Energy joint venture.

Prior to the close of this offering, the following transactions, which we refer to as the reorganization transactions, will occur:

(a) on October 1, 2022, all of MorningStar Partners, L.P.’s outstanding Series 3 preferred units automatically converted into 270,831 common units, and, effective as of October 1, 2022, all of MorningStar Partner, L.P.’s outstanding Series 3 warrants were exercised for 81,249 common units;

(b) the Company will cause the exchange of all of MorningStar Partners, L.P.’s outstanding Series 5 preferred units for 10,235,081 common units;

(c) holders of existing common units (the “Existing Owners”) in the Company will contribute all of the outstanding equity interests into a new parent company, MorningStar Partners II, L.P., a Delaware limited partnership, in exchange for equity interests in MorningStar Partners II, L.P.;

(d) the Company will amend its partnership agreement to, among other things, (i) change its name to “TXO Energy Partners, L.P. and (ii) reflect TXO Energy GP, LLC, a Delaware limited liability company, our new general partner; and

(e) the Company will effectuate the one-for-25.33 Reverse Unit Split.

2. PRO FORMA ADJUSTMENTS AND ASSUMPTIONS

The Company made the following adjustments and assumptions in the preparation of the unaudited pro forma financial statements:

(a) Reflects estimated gross proceeds of $100.0 million from the issuance and sale of common units at an assumed initial public offering price of $20.00 per unit, net of underwriting discounts and commissions of $7.0 million, in the aggregate, and additional estimated expenses related to the Offering of approximately $5.0 million and the use of the net proceeds therefrom as follows:

- Pay down $88.0 million of outstanding borrowings under the Credit Facility, which were $125.0 million as of September 30, 2022.

(b) Unless otherwise noted, adjustments below in items (c) - (e) reflect the historical statements of revenues and direct operating expenses from the assets acquired and liabilities assumed in the acquisition of the Vacuum Properties, as included elsewhere in this prospectus.

(c) Adjustment reflects additional depreciation, depletion, and amortization expense that would have been incurred with respect to the acquisition of the Vacuum Properties, had such acquisitions occurred on January 1, 2021.

(d) Adjustment reflects additional accretion of discount in asset retirement obligation expense that would have been recorded with respect to the asset retirement obligation assumed in the acquisition of the Vacuum Properties, had such acquisition occurred on January 1, 2021.

(e) Adjustment reflects reduction in interest expense from the use of offering proceeds to pay down debt outstanding, partially offset by additional interest expense that would have been incurred in connection with the borrowing to fund the acquisition of the Vacuum Properties, had each transaction occurred on January 1, 2021, The average interest rate was 4.0% for the year ended December 31, 2021 and 4.8% for the nine months ended September 30, 2022.

(f) Reflects basic and diluted earnings (loss) per common unit for the issuance of 30 million common units in the Corporate Reorganization and the Offering as shown below:

	Year ended December 31, 2021	Nine months ended September 30, 2022
Basic		
Net income (loss)	$64,658	$17,107
Common Units issued in the Reorganization Transactions and the Offering	30,000	30,000
Basic earnings (loss) per unit	$ 2.16	$ 0.57
Diluted		
Numerator:		
Net income (loss)	$64,658	$17,107
Effect of dilutive securities	—	—
Diluted net income (loss) attributable to unitholders	$64,658	$17,107
Denominator:		
Basic weighted average unit outstanding	30,000	30,000
Effect of dilutive securities	545	545
Diluted weighted average units outstanding	30,545	30,545
Diluted earnings (loss) per unit	$ 2.12	$ 0.56

3. SUPPLEMENTARY DISCLOSURE OF OIL AND NATURAL GAS OPERATIONS

The following pro forma standardized measure of the discounted net future cash flows and changes applicable to TXO Energy's proved reserves reflect the effect of Texas state franchise taxes which partnerships are subject to. The future cash flows are discounted at 10% per year and assume continuation of existing economic conditions.

The standardized measure of discounted future net cash flows, in management's opinion, should be examined with caution. The basis for this table is the reserve studies prepared by independent petroleum engineering consultants, which contain imprecise estimates of quantities and rates of production of reserves. Revisions of previous year estimates can have a significant impact on these results. Also, exploration costs in one year may lead to significant discoveries in later years and may significantly change previous estimates of proved reserves and their valuation. Therefore, the standardized measure of discounted future net cash flow is not necessarily indicative of the fair value of TXO Energy's proved oil and natural gas properties.

The data presented should not be viewed as representing the expected cash flow from or current value of, existing proved reserves since the computations are based on a large number of estimates and assumptions. Reserve quantities cannot be measured with precision and their estimation requires many judgmental determinations and frequent revisions. Actual future prices and costs are likely to be substantially different from the prices and costs utilized in the computation of reported amounts.

TXO Energy Partners, L.P.

5,000,000 Common Units

Representing Limited Partner Interests

Prospectus

Joint Book-Running Managers

Raymond James **Stifel**

Janney Montgomery Scott **Capital One Securities**

Until , 2023 (25 days after the date of this prospectus), all dealers that buy, sell or trade our common units, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other expenses of issuance and distribution

The following table sets forth an itemized statement of the amounts of all expenses (excluding underwriting discounts and commissions) payable by us in connection with the registration of the common units offered hereby. With the exception of the SEC registration fee, FINRA filing fee and NYSE listing fee, the amounts set forth below are estimates.

SEC registration fee	$ 11,020
FINRA filing fee	$ 15,500
NYSE listing fee	$ 295,000
Accountants' fees and expenses	$1,250,000
Legal fees and expenses	$2,500,000
Engineering expenses	$ 60,000
Printing and engraving expenses	$ 700,000
Transfer agent and registrar fees	$ 50,000
Miscellaneous	$ 118,480
Total	$5,000,000

Item 14. Indemnification of Directors and Officers

TXO Energy Partners, L.P.

Subject to any terms, conditions or restrictions set forth in the partnership agreement, Section 17-108 of the Delaware Revised Uniform Limited Partnership Act empowers a Delaware limited partnership to indemnify and hold harmless any partner or other persons from and against any and all claims and demands whatsoever. The section of the prospectus entitled "The Partnership Agreement—Indemnification" discloses that we will indemnify officers, directors and affiliates of the general partner to the fullest extent permitted by law against all losses, claims, damages or similar events, unless there has been a final and non-appealable judgment by a court of competent jurisdiction determining that the applicable person acted in bad faith or engaged in intentional fraud or willful misconduct or, in the case of a criminal matter, acted with knowledge that the conduct was criminal, and is incorporated herein by this reference.

The underwriting agreement to be entered into in connection with the sale of the securities offered pursuant to this registration statement, the form of which will be filed as an exhibit to this registration statement, provides for the indemnification of TXO Energy Partners, L.P. and our general partner, their officers and directors, and any person who controls our general partner, including indemnification for liabilities under the Securities Act.

TXO Energy GP, LLC

Subject to any terms, conditions or restrictions set forth in the limited liability company agreement, Section 18-108 of the Delaware Limited Liability Company Act empowers a Delaware limited liability company to indemnify and hold harmless any member or manager or other person from and against any and all claims and demands whatsoever.